Exhibit 99.3

PRO FORMA VALUATION REPORT
ROCKVILLE FINANCIAL, INC.
South Windsor, Connecticut
PROPOSED HOLDING COMPANY FOR:
ROCKVILLE BANK
South Windsor, Connecticut
Dated As Of:
August 26, 2010

Prepared By:
RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988
August 26, 2010
Boards of Directors
Rockville Financial, MHC
Rockville Financial, Inc.
Rockville Bank
1645 Ellington Road
South Windsor, Connecticut 06074
Members of the Boards of Directors:
     At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.
     This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”), the Connecticut Department of Banking (the “Department”) and the Federal Reserve Board (“FRB”) in the absence of separate written valuation guidelines.
Description of Plan of Conversion and Reorganization
     On September 16, 2010, the respective Boards of Directors of Rockville Financial, MHC (the “MHC”), Rockville Financial, Inc. (“Rockville Financial” or the “Company”) and Rockville Bank, South Windsor, Connecticut (the “Bank”) adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”) whereby the MHC will convert to stock form. As a result of the conversion, Rockville Financial, which currently owns a majority of the issued and outstanding common stock of the Company will be succeed by a Connecticut corporation with the name of Rockville Financial-New, Inc. Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Rockville Financial or the Company. As of June 30, 2010, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 56.7% of the common stock (the “MHC Shares”) of Rockville Financial. The remaining 43.3% of Rockville Financial common stock is owned by public stockholders.
     It is our understanding that Rockville Financial will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering in descending order of priority to: (i) Eligible Account Holders; (ii) Tax-Qualified Employee Stock Benefit Plans; and (iii) Supplemental Eligible Account Holders. Any shares of stock not subscribed for by the foregoing classes of persons will be offered for sale to certain members of the public through a community offering, a syndicated community offering or a public offering, or through a combination of such offerings.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors
August 26, 2010

     In connection with and immediately following the conversion, the Company will contribute cash to the Rockville Bank Foundation, Inc. (the “Foundation”), in an amount equal to 3% of the net proceeds of the conversion offering.
     Upon completing the mutual-to-stock conversion and stock offering (the “Second-Step Conversion” or “Offering”)), the Company will be 100% owned by public shareholders, the publicly-held shares of Rockville Financial will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed, taking into account the impact of the MHC assets in the Second Step Conversion, consistent with FDIC policy with respect to the treatment of MHC assets that will be consolidated with the Company.
RP® Financial, LC.
     RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.
Valuation Methodology
     In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited financial information for the years ended December 31, 2005 through December 31, 2009 and unaudited financial information through June 30, 2010, and due diligence related discussions with the Company’s management; Wolf & Company, P.C., the Company’s independent auditor; Hinckley, Allen & Snyder, the Company’s conversion counsel; and Keefe Bruyette & Woods, Inc., the Company’s marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.
     We have investigated the competitive environment within which Rockville Financial operates and have assessed Rockville Financial’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Rockville Financial and the industry as a whole. We have analyzed the potential effects of the stock conversion on Rockville Financial’s operating characteristics and financial performance as they relate to the pro forma market value of Rockville Financial. We have analyzed the assets held by the MHC, which will be consolidated with Rockville Financial’s assets and equity pursuant to the completion of the Second-Step Conversion. We have reviewed the economic and demographic characteristics of the Company’s primary market area. We have compared Rockville Financial’s financial performance and condition with selected thrift holding companies in accordance with the Valuation Guidelines. We have reviewed the current conditions in the securities markets in

Boards of Directors
August 26, 2010

general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.
     The Appraisal is based on Rockville Financial’s representation that the information contained in the regulatory applications and additional information furnished to us by Rockville Financial and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Rockville Financial, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Rockville Financial. The valuation considers Rockville Financial only as a going concern and should not be considered as an indication of Rockville Financial’s liquidation value.
     Our appraised value is predicated on a continuation of the current operating environment for Rockville Financial and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Rockville Financial’s’ stock alone. It is our understanding that there are no current plans for selling control of Rockville Financial following completion of the Second-Step Conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.
     The estimated pro forma market value is defined as the price at which Rockville Financial’s common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.
Valuation Conclusion
     It is our opinion that, as of August 26, 2010, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering — including (1) the shares to be issued publicly representing the MHC’s ownership interest in the Company adjusted for the dilutive impact of the MHC assets pursuant to FDIC policy, and (2) exchange shares issued to existing public shareholders of Rockville Financial — was $223,406,080 million at the midpoint, equal to 22,340,608 shares at $10.00 per share.
Establishment of the Exchange Ratio
     OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, Rockville Financial and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders after adjustment for the dilutive impact of consolidation of the net assets of the MHC utilizing a methodology consistent with FDIC policy in this regard. The exact exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the Offering, based on the total number of shares sold in the subscription and syndicated

Boards of Directors
August 26, 2010

offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1441 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.9725 at the minimum, 1.3158 at the maximum and 1.5131 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio. The resulting range of value pursuant to regulatory guidelines, the corresponding number of shares based on the Board approved $10.00 per share offering price, and the resulting exchange ratios are shown below.

			Exchange Shares
		Offering	Issued to the	Exchange
	Total Shares	Shares	Public Shareholders	Ratio
Shares				(x )
Super Maximum	29,545,455	17,192,500	12,352,955	1.5131
Maximum	25,691,700	14,950,000	10,741,700	1.3158
Midpoint	22,340,608	13,000,000	9,340,608	1.1441
Minimum	18,989,517	11,050,000	7,939,517	0.9725

Distribution of Shares
Super Maximum	100.00%	58.19%	41.81%
Maximum	100.00%	58.19%	41.81%
Midpoint	100.00%	58.19%	41.81%
Minimum	100.00%	58.19%	41.81%

Aggregate Market Value(1)
Super Maximum	$295,454,550	$171,925,000	$123,529,550
Maximum	$256,917,000	$149,500,000	$107,417,000
Midpoint	$223,406,080	$130,000,000	$93,406,080
Minimum	$189,895,170	$110,500,000	$79,395,170

(1)	Based on offering price of $10.00 per share.

Note:	Valuation and ownership ratios reflect dilutive impact of MHC assets upon completion of the Second Step Conversion.
Limiting Factors and Considerations
     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value

Boards of Directors
August 26, 2010

thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Rockville Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.
     RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Rockville Financial as of June 30, 2010, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Rockville Financial and the exchange of the public shares for newly issued shares of Rockville Financial common stock as a full public company was determined independently by the Boards of Directors of the MHC, Rockville Financial, and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.
     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.
     This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Rockville Financial, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Rockville Financial’s stock Offering.
Respectfully submitted,
RP® FINANCIAL, LC.
Ronald S. Riggins
President and Managing Director
James P. Hennessey
Director

RP® Financial, LC.	TABLE OF CONTENTS
i
TABLE OF CONTENTS
ROCKVILLE FINANCIAL, INC.
ROCKVILLE BANK
South Windsor, Connecticut

PAGE
DESCRIPTION	NUMBER
CHAPTER ONEOVERVIEW AND FINANCIAL ANALYSIS

Introduction	I.1
Plan of Conversion and Reorganization	I.2
Purpose of the Reorganization	I.3
Rockville Financial Mutual Holding Company	I.4
Strategic Overview	I.5
Balance Sheet Trends	I.8
Income and Expense Trends	I.13
Interest Rate Risk Management	I.18
Lending Activities and Strategy	I.19
Origination, Purchasing, and Servicing of Loans	I.22
Asset Quality	I.22
Funding Composition and Strategy	I.23
Subsidiaries	I.24
Legal Proceedings	I.24

CHAPTER TWO MARKET AREA ANALYSIS

Introduction	II.1
Market Area Demographics	II.4
Summary of Local Economy	II.6
Unemployment Trends	II.8
Market Area Deposit Characteristics	II.8

CHAPTER THREEPEER GROUP ANALYSIS

Peer Group Selection	III.1
Financial Condition	III.6
Income and Expense Components	III.9
Loan Composition	III.12
Interest Rate Risk	III.14
Credit Risk	III.15
Summary	III.15

RP® Financial, LC.	TABLE OF CONTENTS
ii
TABLE OF CONTENTS
ROCKVILLE FINANCIAL, INC.
ROCKVILLE BANK
South Windsor, Connecticut
(continued)

PAGE
DESCRIPTION	NUMBER
CHAPTER FOUR VALUATION ANALYSIS
Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.2
1. Financial Condition	IV.2
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.5
4. Primary Market Area	IV.5
5. Dividends	IV.6
6. Liquidity of the Shares	IV.7
7. Marketing of the Issue	IV.7
A. The Public Market	IV.8
B. The New Issue Market	IV.14
C. The Acquisition Market	IV.16
D Trading in Rockville Financial’s Stock	IV.16
8. Management	IV.18
9. Effect of Government Regulation and Regulatory Reform	IV.19
Summary of Adjustments	IV.19
Valuation Approaches	IV.19
1. Price-to-Earnings (“P/E”) IV.21
2. Price-to-Book (“P/B”) IV.23
3. Price-to-Assets (“P/A”)	IV.25
Comparison to Recent Offerings	IV.25
Valuation Conclusion	IV.26
Establishment of the Exchange Ratio	IV.26

RP® Financial, LC.	TABLE OF CONTENTS
iii
LIST OF TABLES
ROCKVILLE FINANCIAL, INC
ROCKVILLE BANK
South Windsor, Connecticut

TABLE
Number	DESCRIPTION	PAGE
1.1	Historical Balance Sheet Data	I.9
1.2	Historical Income Statements	I.14

2.1	Deposit Market Share	II.2
2.2	Summary Demographic Data	II.5
2.3	Primary Market Area Employment Sectors	II.7
2.4	Market Area Unemployment Trends	II.8
2.5	Deposit Summary	II.9

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.10
3.4	Loan Portfolio Composition and Related Information	III.13
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	III.14
3.6	Credit Risk Measures and Related Information	III.16

4.1	Pricing Characteristics: Recent Conversions Completed	IV.15
4.2	Market Pricing Comparatives	IV.17
4.3	Public Market Pricing	IV.24

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.1
I. OVERVIEW AND FINANCIAL ANALYSIS
Introduction
     Rockville Bank (“Rockville Bank” or the “Bank”) is a Connecticut-chartered savings bank headquartered in Rockville, Connecticut. The Bank conducts business from its main office and 21 branches, located in Hartford, New London, and Tolland Counties in Connecticut. In addition, the Bank delivers its banking products and services and related information services through alternative delivery mechanisms including the Internet, a telephone call center and 42 ATMs, including 13 stand-alone ATM facilities as well as a limited service branch located in a South Windsor High School. The Bank was originally chartered in 1858 as a state-chartered savings bank. Rockville is located in north-central Connecticut approximately 15 miles from Hartford. The Bank’s branch banking locations are primarily located in the north-central portion of Connecticut while lending operations encompass a greater area across much of Connecticut and southern Massachusetts.
     Effective November 1, 1997, the Bank converted to a stock savings bank in connection with a mutual holding company reorganization whereby Charter Oak Community Bank Corp. (“Charter Oak”), a mutual company, became the Bank’s mutual holding company (“the MHC”) and the Bank became a wholly-owned subsidiary of the MHC.
     Rockville Financial, Inc. of Connecticut (“Rockville Financial” or the “Company”), a stat-chartered mid-tier stock holding company was formed on December 17, 2004, to reorganize Charter Oak Community Bank Corp. from a state-chartered MHC to a state-chartered two-tier mutual and stock holding company. The reorganization and minority stock issuance was completed on May 20, 2005. Charter Oak’s name was changed to Rockville Financial MHC, Inc. and 100% of the stock of its wholly-owned subsidiary Rockville Bank was exchanged for 10,689,250 shares, or 55% of the stock issued by the Company. The Company sold 8,357,050 shares of common stock, representing 43% of the outstanding common shares at a purchase price of $10.00 per share in a subscription offering that closed at the maximum of the range.
     In connection with the stock offering, the Company established Rockville Bank Foundation, Inc. (the “Foundation”), a non-profit charitable organization dedicated to helping the communities that the Bank serves. The Foundation was funded with a contribution of 388,700 shares of the Company’s common stock, representing 2% of the outstanding common shares.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.2
The offering resulted in approximately $81.0 million in net proceeds to the Company. The most significant asset of the Company is the stock of the Bank. At June 30, 2010, due to purchases of treasury stock, the MHC owns 56.7% of the outstanding common stock of Rockville Financial and the minority public shareholders own the remaining 43.3%.
     The Bank is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”). Rockville Bank is subject to extensive regulation, supervision and examination by the Connecticut Department of Banking (the “Department”) and by the FDIC. The MHC and the Company (currently and prospectively) are subject to regulation and supervision of the Department and the Federal Reserve Board (“FRB”).
     The Company’s primary business consists of providing a full range of banking services to consumer and commercial customers, thereby attracting deposits from the general public and using those funds, together with FHLB advances, to originate loans to their customers and invest in securities such as U.S. Government and agency securities, mortgage-backed securities (“MBS”) and municipal obligations. At June 30, 2010, the Company had $1.6 billion of total assets, $1.2 billion of total deposits, $1.4 billion in loans, and stockholders’ equity equal to $162.4 million, or 10.1% of total assets. Excluding $1.1 million of intangible assets, the Company’s tangible stockholders’ equity is $161.2 million, or 10.1% of assets. For the twelve months ended June 30, 2010, the Company reported net income equal to $11.5 million, for a return on average assets equal to 0.74%. The Company’s audited financial statements are included by reference as Exhibit I-1 and key operating ratios are shown in Exhibit I-2.
Plan of Conversion and Reorganization
     On September 16, 2010, Rockville Financial announced that the Boards of Directors of the MHC, Rockville Financial and the Bank unanimously adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), pursuant to which Rockville Financial will convert from the three-tier MHC structure to the full stock holding company structure and concurrently conduct a second-step conversion offering (“Second Step Conversion” or “Offering”) that will include the sale of the MHC’s ownership interest in Rockville Financial. Pursuant to the Plan of Conversion, Rockville Financial will be succeeded by a new Connecticut chartered stock corporation of the same name. As a result of the conversion, Rockville Financial, which currently owns a majority of the issued and outstanding common stock of the Company, will be succeeded by a Connecticut corporation with the name of Rockville Financial-New, Inc.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.3
Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity and the newly incorporated entity will hereinafter be referred to as Rockville Financial or the Company unless otherwise noted.
     Pursuant to the Second Step Conversion transaction, Rockville Financial will sell shares of its common stock in a subscription offering in descending order of priority to the Bank’s members and other stakeholders as follows: Eligible Account Holders; Tax-Qualified Employee Stock Benefit Plans; and. Supplemental Eligible Account Holders. Any shares of stock not subscribed for by the foregoing classes of persons will be offered for sale to certain members of the public through a community offering, a syndicated community offering or a public offering, or through a combination of such offerings. The Company will also issue exchange shares of its common stock to the current public shareholders in the Second Step Conversion transaction pursuant to an exchange ratio that will result in the same aggregate ownership percentage as immediately before the Offering, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FDIC policy with respect to the treatment of MHC assets. The dilution of the current minority ownership position to account for the MHC assets will be discussed in greater detail in the valuation analysis to follow (Section IV).
     In connection with and immediately following the conversion, the Company will contribute cash to the Foundation, in an amount equal to 3% of the net proceeds of the conversion offering.
Purpose of the Reorganization
     The Second Step Conversion will increase the capital level to support further expansion, improve the overall competitive position of the Company in the local market area, enhance profitability and reduce interest rate risk. Importantly, the additional equity will provide a larger capital base for continued growth and diversification, as well as increase the lending capability of the Company, including the funds available for lending and the ability to service larger commercial relationships. Future growth opportunities are expected through the current branch network as well as through de novo branching in the regional markets served. Additionally, the Company anticipates that growth opportunities will result from regional bank consolidation in the local market, particularly in the current economic and operating environment, and the resulting fallout of customers who are attracted to the Company’s customer service and various products. The Second Step Conversion should facilitate the Company’s ability to pursue such acquisitions through increased capital as well as the ability to use common stock as merger consideration.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.4
Further, the Second Step Conversion will increase the public ownership, which is expected to improve the liquidity of the common stock.
     The projected use of stock proceeds is highlighted below.
•	The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be invested initially into high quality investment securities with short- to intermediate-term maturities, generally consistent with the current investment mix. Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•	The Bank. The balance of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer-term deployment, i.e., funding lending activities, general corporate purposes and/or expansion and diversification. To the extent that the net proceeds generate excess investable funds, the Company may also utilize its portion of the net proceeds to pay down borrowed funds.
     The Company expects to continue to pursue a controlled growth strategy, leveraging its strong pro forma capital, and growing primarily through the current delivery channels. If appropriate, Rockville may also consider various capital management strategies to assist in the long run objective of increasing return on equity (“ROE”).
Rockville Financial Mutual Holding Company
     Pursuant to the Plan of Conversion and Reorganization, the assets and liabilities of the MHC will be merged with the Company. As of June 30, 2010, the MHC had unconsolidated net assets of $7.7 million, which reflects the initial capital at the time of the MHC reorganization and the accumulated dividends on the MHC shares, as well as the earnings on such funds. While the consolidation of the net assets of the MHC will increase the pro forma value of the Company, it will also result in pro forma ownership dilution for the minority shareholders’ ownership interests pursuant to the application of the applicable FDIC policy. The dilution of the current minority ownership position to account for the MHC assets will be discussed in greater detail in the valuation analysis to follow (Section IV).

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.5
Strategic Overview
     Throughout much of its corporate history, the Company’s strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of its local customers in Hartford, New London, and Tolland Counties, where the Company maintains branch offices, as well as other nearby areas in Connecticut and southern Massachusetts.. In this regard, the Company has historically pursued a portfolio residential lending strategy typical of a thrift institution, with a moderate level of diversification into commercial real estate lending. Over the last decade, with an intensified focus in the last five years, the Company has sought to expand commercial lending, including both commercial mortgage and commercial and industrial (“C&I”) non-mortgage loans. In this regard, the Company has emphasized high quality and flexible service, capitalizing on its local orientation and broad array of products and services. Accordingly, the Company’s lending operations consists of two principal segments, as follows: (1) residential mortgage lending; and (2) commercial mortgage lending in conjunction with the intensified efforts to become a full-service community bank.
     In recognition of the risks involved in commercial lending, the Company has bolstered the loan department staffing, both in terms of loan officers and the credit administration area in order to manage the expanded commercial mortgage portfolio. Additionally, management has developed extensive policies and procedures pertaining to credit standards and the administration of commercial accounts, as well as a comprehensive loan review process to continually track the credit quality and risk of the loan portfolio. As a result of the expanded emphasis on commercial mortgage lending, the portfolio balance of commercial mortgage loans, as well as construction and land loans has increased. Specifically, the aggregate balance of commercial mortgage and construction loans has increased from $196.1 million, equal to 22.6% of total loans as of the end of fiscal 2005, to $513.3 million, or 36.8% of total loans at June 30, 2010. Moreover, in recent years, the commercial real estate loan portfolio has accounted for the majority of the growth in the loan portfolio.
     Despite the recent commercial lending emphasis, residential mortgage loans continue to comprise a significant segment of the loan portfolio, and equaled $747.4 million, or 53.6% of total loans as of June 30, 2010, including first and second mortgages, as well as home equity loans and home equity lines of credit (“HELOC”). The Company’s residential mortgage loans are originated internally by the Bank loan officers, as well as brokers and correspondent lenders

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.6
on a limited basis as long as they meet the Company’s underwriting criteria. Fixed rate mortgage loans generally are originated for terms of 10, 15, 20, 25 and 30 years. Typically all fixed rate residential mortgage loans are underwritten according to Federal Home Loan Mortgage Corporation (“Freddie Mac”) guidelines. Due to interest rate risk considerations, the Company has established an internal policy limit which precludes the origination for portfolio of long term fixed rate loans with interest rates below 5.25%, retaining such loans only on an exception basis, and generally retaining the loan servicing rights. As a result of the low interest rate environment which has resulted in market interest rate levels for residential mortgage loans below the 5.25% internal policy limit, the majority of the Company’s residential mortgage originations have been sold into the secondary market. Accordingly, the portfolio balance of 1-4 family residential mortgage loans has declined over the six months ended June 30, 2010, moderating overall growth of the loan portfolio balances.
     The Company’s cash, liquidity and securities portfolios consist of interest-earning deposits and short- to intermediate-term investment securities and MBS, the majority of which are currently classified as available for sale (“AFS”). The Company’s general balance sheet objective is to deploy funds primarily into loans and maintain moderate balances of cash and investments, given the higher yields typically available on loans.
     Retail deposits have consistently served as the primary interest-bearing funding source for the Company. The Company has sought to increase the deposit base through management’s efforts to enhance the convenience of the branch office network (by increasing the number of branch offices from 13 to 22 since the end of fiscal 2005). In recent years, growth of checking and other transaction accounts have constituted the largest source of deposit growth. As a result, transaction and savings accounts currently comprise a larger portion of the Company’s deposit composition than certificates of deposit (“CDs”). Management believes that the growth in savings and transaction accounts and reduced reliance on CDs to fund operations is attributable to several factors including: (1) depositors preference for shorter term accounts in the low rate environment, which has fueled the growth of money market accounts as well as disintermediation from the stock and bond markets; (2) intensified marketing efforts by the Company to develop broad-based consumer and commercial relationships which have resulted in growth of core deposits; (3) expanded delivery systems including significant growth of the branch office network and employment of alternative delivery technologies; and (4) ongoing consolidation of the banking industry in the market, which has enhanced the ability to market the Company as a locally-owned and operated community bank.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.7
     The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances and a FHLB line of credit constitute the Company’s principal source of borrowings. The majority of the Company’s FHLB advances have fixed rates. Given the recent environment, the Company has been taking down modest term fixed rate advances for cost of funds management.
     The post-offering business plan of the Company is expected to continue to focus on products and services which have been the Company’s emphasis in recent years. The increased capital from the offering is expected to facilitate additional balance sheet growth, leveraging of operating expenses and infrastructure investments. The new capital will increase the Company’s competitive posture and financial strength. In terms of specific strategies, the Company plans to undertake the following as key elements of its business plan on a post-Conversion basis, which largely represent a continuation of the strategies currently in place:
•	Expand Market Coverage. Expanding the Company’s retail banking presence in the current markets in Connecticut by establishing new branches to enhance coverage in existing markets or expanding into nearby contiguous markets. The effort to expand the market presence will be accomplished largely through the establishment of new branches, but may also be accomplished through acquisition of branches or whole institutions. Management believes that notwithstanding the recessionary economy, it has the ability to grow as some competitors have retrenched owing to deteriorating asset quality and as a result of recent merger and acquisition activity in the market (i.e., acquisition of local community banks by out-of-market competitors), which will provide it with a competitive advantage to expand.

•	Control Operating Expenses. The Company is seeking to maximize efficiency and will seek to undertake asset growth to leverage the existing overhead infrastructure. Additionally, Rockville Financial is continually evaluating its branches for profitability and is seeking to grow all of its branches to a profitable size. The Company has sought to develop a sales culture within its front-line branch staff such that the ability to grow is enhanced, both in terms of the dollar amount of the customer relationship and the number of products and services per relationship. Additionally, the Company will continue to utilize technology (both developed and emerging), to the extent it can enhance the Company’s efficiency and ability to meet the customers’ needs and preference, as noted below.

•	Effective Utilization of Technology. The Company recognizes the impact of the digital revolution as it impacts consumer preferences and is prepared to respond with a strategic objective of allowing customers to choose how they maintain their relationship with Rockville Financial. In this regard, the Company plans to continue to enhance its e-banking platform by enhancing their online banking capabilities including optimizing all web pages for (i) searches and (ii) Smartphone/PDA compatibility. At present, the Company does not use social networking to promote its services or service clients, but it will be seeking to

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develop this capability over the long term, particularly as it seeks to expand its share of the youth market.

•	Build Community Bank Franchise. The Company will seek to continue to offer products and services consistent with its efforts to more fully develop a strong community bank franchise. In this regard, Rockville Financial will continue its emphasis on residential mortgage lending activities which comprise a majority of the loan portfolio and will also seek to take advantage of the recent acquisition of Family Choice Mortgage Company, which was acquired to expand the Company’s mortgage origination business. Similarly, the Company will continue to expand commercial real estate and commercial business lending activities, thereby continuing to emphasize the marketing and development of commercial account relationships. As noted earlier, the Company’s approach will be to develop comprehensive customer relationships to the extent possible, including both loan and deposit relationships. An additional benefit of the additional capital raised in the Second Step Conversion will be that Rockville Financial will be able to accommodate larger account relationships (this benefit is not a primary driver for the effort to complete the Offering).

•	Control the Company’s Exposure to Risk Factors. Rockville Financial seeks to control its exposure to various risk factors, including interest rate risk, liquidity risk, credit risk, reputational risk, and compliance risk among other risk factors. In this regard, the Company has expanded its management and staff infrastructure with the objective of managing the foregoing risks. Additionally, the Company has bolstered management information systems and management structure, including the applicable management and board committee structures, such that the various risk factors can be monitored and measured, and risk exposure minimized accordingly.
Balance Sheet Trends
     Growth Trends
          The Company’s recent operating strategy is evidenced in Table 1.1. Since December 31, 2005, total assets increased at a 9.70% compounded annual rate, expanding from $1.1 billion to $1.6 billion as of June 30, 2010. However, the majority of the asset growth was achieved over the 2005 to 2008 period as assets have increased by only 4.5% since fiscal 2008. Loans have realized a faster growth rate than total assets, however, and thus increased in proportion to total assets, from 81.4% at December 31, 2005, to 86.3% at June 30, 2010. Specifically, loans have increased at an 11.1% annual rate from the end of fiscal 2005 through June 30, 2010, while investment securities increased at a minimal 0.3% annual rate, decreasing from 12.2% of total assets at the end of fiscal 2005 to 8.2% of assets as of June 30, 2010.
          The Company’s assets are funded through a combination of deposits, borrowings and retained earnings. Deposits have historically comprised the majority of funding liabilities,

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and increased at an annual rate of 9.6% since the end of fiscal 2005. Deposit growth in recent years has been primarily driven by money market and checking account deposits, while CDs have diminished both in dollar terms and as a percent of deposits. Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From year end 2005 through June 30, 2010, borrowings increased at an annual rate of 17.7%. The Company’s utilization of borrowings reached a peak balance of $322.9 million or 21.1% of assets at year end 2008, and subsequently trended lower to equal $272.5 million or 17.0% of assets at June 30, 2010, with the diminished level of borrowings reflecting the impact of strong deposit growth, coupled with the more limited need for funds as a result of slower growth of the loan portfolio.
Table 1.1
Rockville Financial, Inc.
Historical Balance Sheet Data

	At Fiscal Year Ended December 31,										As of		Annual
	2005		2006		2007		2008		2009		June 30, 2010		Growth Rate
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Total Assets	$1,056,169	100.00%	$1,232,836	100.00%	$1,327,012	100.00%	$1,533,073	100.00%	$1,571,134	100.00%	$1,602,014	100.00%	9.70%
Available for Sale Securities	129,049	12.22%	132,467	10.74%	136,372	10.28%	141,250	9.21%	102,751	6.54%	114,047	7.12%	-2.71%
Held to Maturity Securities	0	0.00%	0	0.00%	0	0.00%	24,138	1.57%	19,074	1.21%	16,747	1.05%	NM
FHLB Stock	8,498	0.80%	9,836	0.80%	11,168	0.84%	17,007	1.11%	17,007	1.08%	17,007	1.06%	16.67%
Loans Receivable, net	859,700	81.40%	1,033,355	83.82%	1,116,327	84.12%	1,291,791	84.26%	1,361,019	86.63%	1,383,036	86.33%	11.14%
Cash and Cash Equivalents	23,611	2.24%	22,381	1.82%	23,998	1.81%	14,901	0.97%	19,307	1.23%	19,536	1.22%	-4.12%
Goodwill	1,070	0.10%	1,070	0.09%	1,070	0.08%	1,070	0.07%	1,070	0.07%	1,149	0.07%	1.60%
Deposits	761,396	72.09%	884,511	71.75%	951,038	71.67%	1,042,508	68.00%	1,129,108	71.87%	1,150,379	71.81%	9.60%
Mortgagors’ and Investors’ Escrow Accounts	4,794	0.45%	5,320	0.43%	5,568	0.42%	6,077	0.40%	6,385	0.41%	5,175	0.32%	1.71%
FHLB Advances	130,867	12.39%	178,110	14.45%	201,741	15.20%	322,882	21.06%	263,802	16.79%	272,501	17.01%	17.70%
Total Stockholders’ Equity	150,905	14.29%	155,064	12.58%	156,373	11.78%	145,777	9.51%	157,428	10.02%	162,384	10.14%	1.64%
Total Tangible Stockholders’ Equity	149,835	14.19%	153,994	12.49%	155,303	11.70%	144,707	9.44%	156,358	9.95%	161,235	10.06%	1.64%
Allowance for Loan Losses	8,675	0.82%	9,827	0.80%	10,620	0.80%	12,553	0.82%	12,539	0.80%	13,144	0.82%	9.67%
Non-Performing Loans	7,177	0.68%	1,493	0.12%	1,569	0.12%	10,435	0.68%	12,046	0.77%	14,366	0.90%	16.67%

Loans/Deposits		112.91%		116.83%		117.38%		123.91%		120.54%		120.22%

Number of Full Service Offices	13		14		16		17		18		22

(1)	Ratios are as a percent of ending assets.
Sources: Rockville Financial’s prospectus and audited and unaudited financial reports.

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          Annual equity growth equaled 1.6% since the end of fiscal 2005. The majority of the equity growth was attributable to the completion of the minority stock issuance in fiscal 2005, which increased equity by the $81.0 million of net proceeds raised. Subsequently, growth of the equity base has been limited as capital management strategies (i.e., dividends and share repurchases by the Company) substantially offset the capital growth provided by earnings. Accordingly, the Company’s capital ratio has diminished from 14.3% at the end of fiscal 2005, to 10.1% as of June 30, 2010. Going forward, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment and leveraging of the Offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases.
     Loans Receivable
          Loans receivable totaled $1.4 billion, or 86.3% of total assets, as of June 30, 2010, and reflects 11.1% annual growth since the end of fiscal 2005. Over this period, the proportion of loans to total assets has increased as the rate of loan growth exceeded the asset growth rate, while the composition of the loan portfolio has shifted modestly to include a higher proportion of commercial loans (inclusive of construction and development loans). The majority of the residential mortgage loan portfolio consists of fixed rate loans. The majority of the Company’s 1-4 family residential mortgage loans conform to standards set by Freddie Mac and it has been the Company’s recent practice to sell longer term fixed rate loans into the secondary market on a servicing retained basis.
          The Company has historically concentrated its lending activities on the origination of loans secured primarily by first mortgage liens on existing single-family residences and intends to continue to originate permanent loans secured by first mortgage liens on single-family residential properties in the future, however selling lower rate residential mortgages into the secondary market. The balance of the 1-4 family mortgage loan portfolio has fluctuated slightly over the period reflecting strong market demand for fixed rate loans in the low interest rate environment. As a result, permanent 1-4 family residential mortgage loans (including home equity loans and HELOCs) have decreased modestly in proportion to total loans (from 64.3% of total loans in fiscal 2005, to 53.6% of total loans as of June 30, 2010). Additionally, commercial mortgage loans have increased in recent years to equal 32.2% of total loans as of June 30, 2010, reflecting the current strategic emphasis. Such loans are generally secured by small office buildings, industrial facilities, and retail facilities. The Company’s mortgage lending

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emphasis is evidenced by the fact that 90.3% of the loan portfolio is secured by mortgage loans (including construction loans); in contrast, consumer and other non-mortgage loans only comprised 9.7% of the loan portfolio.
     Cash, Investments and Mortgage-Backed Securities
          The intent of the Company’s investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. The ratio of cash and investments (including MBS and FHLB stock) has declined, from 15.3% of assets at the end of fiscal 2005 to 10.5% as of June 30, 2010. The decline in the cash and investment portfolio in proportion to total assets is primarily attributable to the Company’s efforts to maximize the investment in higher yielding loans and to repay borrowed funds.
          Investment securities including MBS, U.S. Government–sponsored enterprise investments, corporate and municipal bonds, and marketable equity securities equaled $130.8 million, or 8.2% of total assets as of June 30, 2010, while cash and equivalents totaled $19.5 million, or 1.2% of assets (see Exhibit I-3 for the investment portfolio composition). Additionally, the Company has an investment in FHLB stock of $17.0 million, or 1.1% of assets. The Company’s investment securities are classified as AFS and held-to-maturity (“HTM”) with balances totaling $114.0 million and $16.7 million, respectively.
          No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term, except that the level of cash and investments is anticipated to increase initially following the Second Step Conversion. Over the longer term, it is the Company’s intent to leverage the proceeds with loans to a greater extent than investment securities. However, management has indicated that leveraging of the expanded capital base by utilizing investment securities, including MBS, will continue to be evaluated based on market, profitability, interest rate risk and other similar considerations.
     Bank-Owned Life Insurance
          As of June 30, 2010, bank-owned life insurance (“BOLI”) totaled $10.3 million, which reflects slight growth since the end of fiscal 2005 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Company’s management and has been purchased with the intent to offset various benefit program expenses on a tax-advantaged basis. The increase in the cash

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surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.
     Intangible Assets
          The Company maintained a balance of intangible assets of $1.1 million at June 30, 2010, versus a balance of $1.1 million at year end 2005. Goodwill and intangibles maintained at year end 2005 was the result of a prior branch acquisition and the intangible asset balance increased modestly over the first six months of fiscal 2010 owing to the acquisition of Family Choice Mortgage Company during the period.
     Funding Structure
          Since fiscal year end 2005, deposits have grown at a 9.6% compounded annual rate, and the composition has changed modestly as all the core accounts have increased and time deposits have declined. Specifically, money market (and investment savings) accounts and interest checking have been increasing in proportion to total deposits while growth of non-interest checking and savings accounts has been limited. The Company has been promoting competitive rate shorter-term time deposits and money market accounts in response to the competition within the market area to maintain existing market share and to fund loan growth and reduce borrowings. The proportion of CDs and checking accounts (interest and non-interest bearing accounts) to total deposits equaled 41.8% and 23.4%, respectively, as of June 30, 2010 and comprise the two largest individual segments of the deposit base.
          As of June 30, 2010, borrowed funds totaled $272.5 million, representing 17.0% of total assets. The Company’s increasing balance of borrowed funds consists of FHLB advances and a FHLB line of credit. The majority of the Company’s FHLB advances have fixed rates. Given the recent environment, the Company has been utilizing term fixed rate advances for cost of funds and interest rate risk management purposes.
          The Company’s current posture on funding with borrowings is to use such funds: (1) when they are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required.
     Equity

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          With the completion of the minority stock issuance under the MHC structure in May 2005, Rockville Financial’s equity was substantially bolstered and equaled $150.9 million, or 14.3% of assets as of December 31, 2005. Since fiscal year end 2005, the Company’s equity has increased modestly as the capital management strategies implemented by the Company (dividends and share repurchases) partially offset the retention of earnings through profitable operations. As of June 30, 2010, Rockville Financial’s stockholders’ equity totaled $162.4 million, equal to 10.1% of assets. The Company maintained surpluses relative to its regulatory capital requirements at June 30, 2010, and was qualified as a “well capitalized” institution. The Offering proceeds will serve to further strengthen the Company’s regulatory capital position and support the ability to undertake high risk-weight lending in the current environment, albeit at diminished growth rates relative to the prior five fiscal year period. As discussed previously, the post-Offering equity growth rate is expected to be impacted by a number of factors including the higher level of capitalization, the reinvestment of the Offering proceeds, the expense of the stock benefit plans and the potential impact of dividends and stock repurchases. Additionally, the ability to increase capital will be dependent upon the ability of Rockville Financial to execute a business plan focused on incremental branching, potential acquisitions, and the ongoing development of comprehensive retail and commercial customer account relationships.
Income and Expense Trends
          Table 1.2 shows the Company’s historical income statements for the past five fiscal years as well as for the most recent 12 month period through June 30, 2010. The Company has reported growth in net income in every period with the exception of fiscal 2008, when the Company reported a significant non-operating expense related to other than temporary impairment (“OTTI”) of the value of investment securities. Specifically, reported net income

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Table 1.2
Rockville Financial, Inc.
Historical Income Statements

	As of the Fiscal Year Ended December 31,										12 Months End.
	2005		2006		2007		2008		2009		June 30, 2010
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)
Interest Income	$48,600	5.11%	$63,952	5.51%	$73,877	5.77%	$77,545	5.37%	$76,062	4.92%	$75,185	4.80%
Interest Expense	$(16,514)	-1.74%	$(27,649)	-2.38%	$(35,577)	-2.78%	$(34,946)	-2.42%	$(29,775)	-1.93%	$(24,905)	-1.59%

Net Interest Income	$32,086	3.37%	$36,303	3.13%	$38,300	2.99%	$42,599	2.95%	$46,287	3.00%	$50,280	3.21%
Provision for Loan Losses	$(2,700)	-0.28%	$(1,681)	-0.14%	$(749)	-0.06%	$(2,393)	-0.17%	$(1,961)	-0.13%	$(3,170)	-0.20%

Net Interest Income after Provisions	$29,386	3.09%	$34,622	2.98%	$37,551	2.93%	$40,206	2.79%	$44,326	2.87%	$47,110	3.01%

Other Operating Income	$4,076	0.43%	$4,625	0.40%	$5,427	0.42%	$5,513	0.38%	$5,616	0.36%	$6,291	0.40%
Operating Expense	$(24,616)	-2.59%	$(29,025)	-2.50%	$(30,301)	-2.36%	$(33,762)	-2.34%	$(36,631)	-2.37%	$(36,839)	-2.35%

Net Operating Income	$8,846	0.93%	$10,222	0.88%	$12,677	0.99%	$11,957	0.83%	$13,311	0.86%	$16,562	1.06%

Net Gain(Loss) on Sale of Loans	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%	$782	0.05%	$977	0.06%
Net Gain(Loss) on Sale of Securities	$—	0.00%	$—	0.00%	$—	0.00%	$381	0.03%	$936	0.06%	$188	0.01%
Contribution to Rockville Community Foundation	$(3,887)	-0.41%	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%
OTTI Charge on Securities (net)	$—	0.00%	$—	0.00%	$(233)	-0.02%	$(14,881)	-1.03%	$(362)	-0.02%	$(5)	0.00%

Total Non-Operating Income/(Expense)	$(3,887)	-0.41%	$—	0.00%	$(233)	-0.02%	$(14,500)	-1.01%	$1,356	0.09%	$1,160	0.07%

Net Income Before Tax	$4,959	0.52%	$10,222	0.88%	$12,444	0.97%	$(2,543)	-0.18%	$14,667	0.95%	$17,722	1.13%
Income Taxes	$(1,533)	-0.16%	$(3,368)	-0.29%	$(4,116)	-0.32%	$956	0.07%	$(4,935)	-0.32%	$(6,182)	-0.39%

Net Income (Loss) Before Extraord. Items	$3,426	0.36%	$6,854	0.59%	$8,328	0.65%	$(1,587)	-0.11%	$9,732	0.63%	$11,540	0.74%

Estimated Core Net Income
Net Income	$3,426	0.36%	$6,854	0.59%	$8,328	0.65%	$(1,587)	-0.11%	$9,732	0.63%	$11,540	0.74%
Addback(Deduct): Non-Recurring (Inc)/Exp	$3,887	0.41%	$—	0.00%	$233	0.02%	$14,500	1.01%	$(1,356)	-0.09%	$(1,160)	-0.07%
Tax Effect (2)	$(1,322)	-0.14%	$—	0.00%	$(79)	-0.01%	$(4,930)	-0.34%	$461	0.03%	$394	0.03%

Estimated Core Net Income	$5,991	0.63%	$6,854	0.59%	$8,482	0.66%	$7,983	0.55%	$8,837	0.57%	$10,774	0.69%

Memo:
Expense Coverage Ratio	130.35%		125.07%		126.40%		126.17%		126.36%		136.49%
Efficiency Ratio	68.07%		70.92%		69.30%		70.17%		70.58%		65.12%
Effective Tax Rate	30.91%		32.95%		33.08%		37.59%		33.65%		34.88%

(1)	Ratios are a percent of average assets.

(2)	Tax effected at a 34% rate.
Sources: Rockville Financial’s prospectus and audited and unaudited financial reports.

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increased from $3.4 million (0.36% of average assets in fiscal 2005) to $11.5 million (0.74% of average assets) reported for the twelve months ended June 30, 2010. Fiscal 2008 represented the exception to the Company’s earnings growth trend as a $1.6 million loss reported for the year was largely attributable to the $14.9 million OTTI expense. Rockville Financial’s core earnings, which consists of net income excluding net non-operating items on a tax effected basis, reflects a similar growth trend, increasing from $6.0 million (0.63% of average assets) in fiscal 2005, to $10.8 million (0.69% of average assets) for the twelve months ended June 30, 2010. Growth in the Company’s reported and core profitability reflects the benefits of balance sheet growth, as growing operating costs have been effectively spread over an expanding asset base and as the Company’s net interest income has increased in recent periods, owing to both balance sheet growth and improving spreads. These trends are described more fully below.
     Net Interest Income
          As noted above, net interest income has realized steady growth in dollar terms, from $32.1 million in fiscal 2005, to $50.3 million reported for the twelve months ended June 30, 2010, primarily reflecting the impact of balance sheet growth realized over the period. Over the corresponding timeframe, the Company’s net interest income to average assets ratio ranged from a low of 2.95% reported for fiscal 2008 to a high of 3.37% reported in fiscal 2005. For the twelve months ended June 30, 2010, the Company’s net interest income to average assets ratio equaled 3.21%. The reduction in the Company’s ratio of net interest income to average assets from fiscal 2005 to fiscal 2007 was the result of an increasing cost of funds, reflecting the impact of short term interest rate hikes by the Federal Reserve. Comparatively, the increase in the net interest income ratio since 2008 has been facilitated by market interest rate trends, as the decline in short-term interest rates and resulting steeper yield curve has provided for a more significant decline in the Company’s funding costs relative to less rate sensitive interest-earning asset yields. In this regard, the Company’s cost of funds has recently benefited from the maturing of high cost CDs and borrowed funds bearing the relatively high interest rates which prevailed several years ago. Following the Second Step Offering, the offering proceeds should increase net interest income but have a limited impact on the Company’s overall spreads (see Exhibit I-4 for detailed information with respect to the Company’s historical yields, costs, and spreads).

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     Loan Loss Provisions
          Loan loss provisions have been increasing reflecting the recessionary economic environment and the Company’s increased non-performing assets (“NPAs”). For the 12 months ended June 30, 2010, loan loss provisions totaled $3.2 million, or 0.20% of average assets, which was above the level for each of the prior four fiscal years. While NPAs and loan loss provisions have increased for Rockville Financial, they remain at moderate levels relative to the broader industry averages. In order to quickly resolve classified assets, Rockville Financial has established a Special Assets Committee that meets weekly and a risk committee that meets monthly to track problem loans and their possible resolution.
          Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances (“GVAs”) on a regular basis, and establish additional loan loss provisions in accordance with the Company’s asset classification and loss reserve policies. Exhibit I-5 sets forth the Company’s loan loss allowance activity during the review period.
     Non-Interest Income
          The Company has historically had relatively modest levels of fee generating activities, and thus non-interest operating income has been a somewhat modest contributor to the overall earnings. Included in non-interest income are banking services on deposit accounts, ATM fees, BOLI, loan fee income, mortgage servicing income, and derivative financial instruments and brokerage and insurance fees from Infinex Investments, Inc. (“Infinex”), the on-premise provider of non-deposit investment service. Non-interest income has gradually increased since 2005, from $4.1 million, or 0.43% of average assets, to $6.3 million for the last twelve months, or 0.40% of average assets.
          Management will seek to increase the level of non-interest fee income primarily by continuing to expand fee generating broad based banking relationships, but any growth realized is expected to be gradual.
     Operating Expenses
          The Company’s operating expenses have increased in recent years due to asset growth, increased lending activities in both the residential and commercial portfolios, de novo branching and revenue diversification strategies. Specifically, cost increases reflect increased business volumes facilitated by the employment of seasoned commercial lenders and support staff, as well as the opening of nine full service branch offices since the end of fiscal 2005.

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While operating expenses have experienced a pronounced increase, commensurate asset growth resulted in limited growth of the ratio of operating expenses in relation to average assets. Specifically, in fiscal 2005 operating expenses equaled $24.6 million, or 2.59% of average assets, while operating expenses totaled $36.8 million, or 2.35% of average assets, for the most recent twelve months ended June 30, 2010.
          Operating expenses are expected to increase on a post-Offering basis as a result of the expense of the additional stock-related benefit plans. At the same time, Rockville Financial will seek to offset anticipated growth in expenses from a profitability standpoint through balance sheet growth and by reinvestment of the Offering proceeds into investment securities over the near term (following the Second Step Conversion) and into loans over the longer term.
     Non-Operating Income/Expense
          Non-operating income and expenses have typically had a limited impact on earnings over the last several years and have primarily consisted of gains on the sale of loans and investments. However, in 2008, non-operating income and expenses impacted the Company’s operations to a greater degree than the recent historical average as impairment losses on investment securities ($14.5 million) were recorded, resulting in a net non-operating expense of $14.5 million, net of a $381,000 gain on the sale of securities. For the twelve months ended June 30, 2010, net non-operating income totaled $1.2 million and consisted of $977,000 gains on the sales of loans, $188,000 gains on the sale of securities and a minimal $5,000 of OTTI expense on securities.
     Taxes
          The Company’s average tax expense has fluctuated over the last five fiscal periods, but has been in the range of 20.91% to 37.59%, and equaled 34.88% for the twelve months ended June 30, 2010. The Company is subject primarily to federal corporate taxation. While the state of Connecticut does impose a corporate income tax, Rockville Financial created a “passive investment company” (“PIC”), as permitted by Connecticut law which has minimized the Company’s state corporate income tax liability.
     Efficiency Ratio
          The Company’s efficiency ratio reflects improvement over the last twelve months largely owing to expansion of the net interest margin, which is attributable to both balance sheet

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.18
growth and improving spreads, while the ratio of the Company’s operating expenses to average assets has remained relatively unchanged. Specifically, the efficiency ratio diminished from 68.1% in fiscal 2005 to 65.1% reported for the twelve months ended June 30, 2010. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.
Interest Rate Risk Management
     The primary aspects of the Company’s interest rate risk management include:
➢	Diversifying portfolio loans into other types of shorter-term or adjustable rate lending, primarily focused on commercial lending;

➢	Maintaining an investment portfolio, comprised of high quality, liquid securities and maintaining an ample balance of securities classified as available for sale;

➢	Promoting transaction accounts and, when appropriate, longer term CDs;

➢	Utilizing longer-term borrowings when such funds are attractively priced relative to deposits and prevailing reinvestment opportunities;

➢	Maintaining a strong capital level;

➢	Increasing non-interest income;

➢	Limiting investment in fixed assets and other non-earning assets; and

➢	Selling a portion of the fixed rate mortgage loans originated based on risk and profitability considerations.
     The internal rate shock analysis as of June 30, 2010 reflects that the income at risk (or the change in net interest income) declines by 0.17% pursuant to a positive 400 basis point instantaneous and permanent rate shock, and diminishes by 0.61% pursuant to a 50 basis point instantaneous and permanent reduction in interest rates (see Exhibit I-6).
     Overall, the projected impact to the Company’s income at risk suggests that the Company’s exposure to rising interest rates up to a 400 basis point rate shock is limited, while we believe a reduction in rates is highly unlikely given that short-term rates are near zero in the current environment.
     The infusion of stock proceeds will serve to further limit the Company’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company’s capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.19
Lending Activities and Strategy
     The Company’s lending activities have been focused as follows: (1) permanent residential mortgage lending, including home equity lending and HELOCs; and (2) commercial mortgage and commercial business lending. Details regarding the Company’s loan portfolio composition and characteristics are included in Exhibits I-7 and I-8. As of June 30, 2010, the three major components of the loan portfolio were as follows:
•	Permanent first mortgage loans secured by residential properties totaled $747.4 million, or 53.6% of total loans;

•	Commercial mortgages totaled $449.5 million, or 32.2% of total loans; and

•	Commercial business loans totaled $127.8 million, or 9.2% of total loans.
     The Company’s expanded commercial lending activities have resulted in the development of relatively large relationships. As of June 30, 2010, the ten largest lending relationships are with commercial borrowers totaling $149.4 million, reflecting an average balance of $14.9 million, with the largest relationship totaling $19.4 million extended to a large retail developer secured by three properties in Hartford County, Connecticut.
     Residential Lending
          As of June 30, 2010, the majority of the residential mortgage loans were fixed rate mortgages, with original maturities ranging from 10 to 30 years. The Company originates both fixed rate and adjustable rate 1-4 family loans and seeks to emphasize shorter term or adjustable rate mortgage (“ARMs”) loans for portfolio. The majority of the ARM loans in portfolio are hybrid loans with an initial period of fixed rates for either a 1, 3 ,4, 5, 7, or 9 year period and subject to annual repricing thereafter, indexed to a the one-year Constant Maturity Treasury Bill Index.
          The Company originates 1-4 family loans up to a loan-to-value (“LTV”) ratio of 97%, with private mortgage insurance (“PMI”) being required for loans in excess of an 80% LTV ratio. The substantial portion of 1-4 family mortgage loans have been originated by the Company and are secured by residences in the local market area.
          The Company also offers home equity loans including fixed rate amortizing term loans as well as variable rate lines of credit, or HELOCs. Such loans typically have shorter maturities and higher interest rates than first residential mortgage loans with comparable

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.20
durations. Home equity loans and lines totaled approximately $377.3 million, or 27.2% of total loans as of June 30, 2010, and the outstanding balance of fixed rate home equity loans was $62.2 million and HELOCs were $126.7 million, both of which were included in the residential mortgage loan balance of $754.8 million.
     Commercial Real Estate and Multi-family Mortgage Lending
          Commercial real estate lending has been a strategic focus for the Company in recent years, and the largest individual component of growth in the loan portfolio. Multifamily lending, on the other hand, has been relatively limited. The Company’s commercial mortgage loans are typically secured by properties in Connecticut and/or to customers of the Bank and are generally originated by the Company with the exception of loans originated through the regional commercial real estate lending program, as summarized below. As of June 30, 2010, commercial real estate mortgage loans together equaled $449.5 million (32.2% of loans) and were secured by a wide range of properties including owner-occupied, industrial, office, retail, multi-family and land/development loans. A summary of the commercial mortgage portfolio stratified by type of property is included as Exhibit I-9.
          Commercial mortgage loans may be made in amounts of up to 80% of the appraised value of the property and debt service coverage ratios of at least 1.15 times. These loans may be made with terms of up to 20 years and amortization schedules up to 30 years and are offered with interest rates that are fixed or adjust periodically and are generally indexed to the Federal Home Loan Bank of Boston Classic Advance Rates. Pursuant to the Company’s credit risk management practice, the portfolio is continually monitored for concentration risks with respect to concentrations within geographies, type of borrower, type of security property, etc.
          In order to supplement the internal origination capacity and to diversify geographically, the Company introduced a regional commercial real estate lending program in 2006 that provides permanent and construction to permanent loans to qualified borrowers with properties located in New England, New York, New Jersey, Delaware, and Pennsylvania. These loans are typically referred through a correspondent relationship that the Company has established with pre-approved mortgage banking companies throughout the aforementioned markets in the northeast U.S. By expanding the lending areas under this program, management perceives that the Company’s portfolio is benefited by geographic diversification as well as increased opportunities to make loans. At June 30, 2010, the portfolio had $155.1 million, or 34.5% of commercial real estate loans. Exhibit I-10 provides the amounts and

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.21
percentages of commercial real estate loans held by geographic location of the real property securing the loan as of June 30, 2010.
     Construction Loans
          Construction lending is a limited component of the loan portfolio, totaling $63.8 million, or 4.6% of the loan portfolio. The Company originates in-market residential and commercial construction loans to shorten the average duration of assets, and support asset yields. The Company generally limits such loans to known builders and developers with established relationships with the Company. Substantially all of the Company’s construction lending is secured by properties in north-central Connecticut. Construction loans generally have variable rates of interest, terms of up to 1 year (but most typically 9 months) and LTV ratios up to 80%. Construction lending has retrenched owing to limited construction in the current economic environment. However, the Company will continue to make loans on a select basis to customers with strong credit, long banking relationships, etc.
     Non-Mortgage Lending
          The Company’s C&I lending has recently been an area of emphasis in order to more fully develop full service commercial account relationships, including deposit relationships. As of June 30, 2010, C&I loans totaled $127.8 million, 9.2% of total loans. Included in the C&I loan balance is $23.8 million of loans that were guaranteed by either the Small Business Administration (“SBA”) or the United States Department of Agriculture (“USDA”) at June 30, 2010.
          The Company makes commercial business loans primarily within Connecticut to a variety of professionals, sole proprietorships, and small businesses. Commercial business lending products include term loans and revolving lines of credit. The maximum amount of a commercial business loan is limited by Rockville Financial’s loans-to-one-borrower limit pursuant to Connecticut law. Such loans are generally used for longer-term working capital purposes such as purchasing equipment or financing short-term cash needs. Commercial business loans are made with either adjustable or fixed rates of interest. Variable rates are based on the prime rate, as published in The Wall Street Journal, plus a margin. Fixed rate commercial loans are set at a margin above the Federal Home Loan Bank of Boston Classic Advance Rates.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.22
          Consumer loans, excluding home equity loans and HELOCs, are generally offered to provide a broad line of loan products to customers and typically include loans on deposits, auto loans, and unsecured personal loans. As of June 30, 2010, consumer loans totaled $7.1 million, equal to 0.5% of total loans.
Origination, Purchasing, and Servicing of Loans
     The largest segment of the Company’s loan origination volume consists of residential mortgage loans, the vast majority of which are originated to customers through applications taken through the branches. The majority of the balance of the Company’s lending is commercial in nature and originated internally through the Company’s commercial loan officers and supplemented through correspondent relationships via the regional commercial real estate lending program.
     In addition to internal originations, the Company occasionally purchases loans guaranteed by USDA or SBA and adjustable rate one to four family residential mortgage loans from two local mortgage banking firms licensed with the Department. During the six months ended June 30, 2010 and fiscal 2009, the Company purchased $82,000 and $2.5 million in adjustable rate loans from these firms.
     In the low interest rate environment which has prevailed for the last several years, the Company has been active in selling fixed rate residential mortgage loans into the secondary market for interest rate risk management purposes. Specifically, the Company originated $42.4 million of fixed rate one-to-four family residential loans during the six months ended June 30, 2010, $26.1 million of which were sold in the secondary market. Additionally, the Company originated $132.4 million of fixed rate one-to-four family residential loans during the year ended December 31, 2009, $44.0 million of which were sold in the secondary market. At June 30, 2010 and December 31, 2009, the Company was servicing loans sold in the amount of $81.4 million and $57.7 million, respectively.
Asset Quality
     The Company has recently realized an increase in the level of NPAs, primarily related to the delinquency of commercial and residential mortgages. In this regard, the current economic environment has been a key contributor to the expanding level of classified assets, both as a result of job losses and declining collateral values. As reflected in Exhibit I-11, the total NPA balance (i.e., loans 90 days or more past due and other real estate owned (“OREO”)) as of June

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.23
30, 2010, was $17.3 million, equal to 1.08% of assets, consisting of non-accruing loans ($14.4 million) and OREO ($3.0 million). The ratio of allowances to total loans equaled 0.94%, while reserve coverage in relation to NPAs equaled 75.89%.
     The Company’s management reviews and classifies loans on a monthly basis and establishes loan loss provisions based on the overall quality, size, and composition of the loan portfolio, as well as other factors such as historical loss experience, industry trends and local real estate market and economic conditions.
Funding Composition and Strategy
     As of June 30, 2010, deposits totaled $1.2 billion. Lower costing savings and transaction accounts totaling $429.7 million comprised approximately 37.4% of the Company’s deposits at June 30, 2010 (see Exhibit I-12), while money market accounts comprised an additional 20.9% of deposits. Management believes that the growth in savings and transaction accounts and reduced reliance on CDs to fund operations is attributable to several factors including: (1) depositors preference for shorter term accounts in the low interest rate environment which has fueled the growth of money market accounts as well as disintermediation from the stock and bond markets; (2) intensified marketing efforts by the Company to develop broad-based consumer and commercial relationships which have resulted in growth of core deposits; (3) expanded delivery systems including significant growth of the branch office network and employment of alternative delivery technologies; and (4) ongoing consolidation of the banking industry in the market which has enhanced the ability to market the Company as a locally-owned and operated community bank.
     The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of June 30, 2010, the Company’s balance of CDs equaled $480.5 million or 41.8% of the Company’s deposits (see Exhibit I-13).
     Borrowings have been utilized primarily as a supplemental funding source to fund lending activity and liquidity. As of June 30, 2010, the Company’s borrowings totaled $272.5 million, equal to 17.0% of total assets, consisting of FHLB advances and a line of credit. Borrowed funds have been employed both as a liquidity management tool to bolster funds when deposits fall short of the Company’s requirements and also as an interest rate risk management tool. Exhibit I-14 provides details of the Company’s use of borrowed funds as of June, 30, 2010.

RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS
I.24
Subsidiaries
     Presently, Rockville Bank is the only subsidiary of Rockville Financial and is incorporated in Connecticut. Rockville Bank currently has six wholly-owned subsidiaries: (1) SBR Mortgage Company, which operates as the Bank’s PIC, which exempts it from Connecticut income tax under current law; (2) SBR Investment Corp., Inc., which was established to maintain an ownership interest in Infinex, a third-party, non-affiliated registered broker-dealer that provides services for a number of banks, to their customers, including the Bank’s customers through Rockville Financial Services, Inc.; (3) Rockville Financial Services, Inc., which offers brokerage and investment advisory services through a contract with Infinex; (4) Rockville Bank Commercial Properties, Inc., which was established to hold certain commercial real estate acquired through foreclosures, deeds in lieu of foreclosure, or other similar means; (5) Rockville Bank Residential Properties, Inc., which was established to hold certain residential real estate acquired through foreclosures, deeds in lieu of foreclosure, or other similar means; and, (6) Rockville Bank Mortgage, Inc., which was formerly the Family Choice Mortgage Company, whose assets were acquired in January 2010 to expand the Bank’s mortgage origination business.
Legal Proceedings
     As of June 30, 2010, the Company is not currently involved in any litigation which is expected to have a material impact on the Company’s financial condition or operations.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.1
II. MARKET AREA ANALYSIS
Introduction
     Rockville Financial was established in 1858 and currently serves the north-central area of Connecticut. Over the years, the Company has grown to a 22-branch operation, with full-service locations in Hartford, New London, and Tolland Counties, as well as a limited service branch located in a South Windsor High School. In addition, the Company delivers its banking products and services and related information services through alternative delivery mechanisms including the Internet, a telephone call center and 42 ATMs, including 13 stand-alone ATM facilities. The Company’s main office in South Windsor is located about 15 miles west of Hartford. The Company’s headquarters and the majority of its branches are located within the Hartford metropolitan statistical area (“MSA”). The Bank’s branch banking locations are primarily located in the north-central portion of Connecticut while lending operations encompass a greater area across much of Connecticut and southern Massachusetts.
     The Hartford MSA is the nation’s 44th largest metropolitan area in terms of total population. Based on 2010 census data, the MSA population was estimated at 1.2 million. The three counties served by the Company’s branches had a total population of approximately 1.3 million. The Hartford area’s economy is based on a diverse business and industrial community. The MSA ranks number one in the U.S. in gross domestic product per capita and number two in the world in labor productivity. Long a powerful insurance and financial center, it also boasts an extensive list of major high-tech manufacturing firms producing such complex products as aircraft engines, nuclear reactors, space suits, and missile components. Other industries in the area include health care and retail.
     The Hartford MSA today is a major center for insurance and financial services, as mentioned previously, and Rockville Financial competes with a number of very large financial institutions that are either headquartered or maintain office networks in north-central Connecticut. Some of the larger commercial banks and thrifts operating in the Company’s market include Bank of America, Webster Financial Corp., TD Bank, and People’s United Financial. Overall, the magnitude of the competition that Rockville Financial faces is apparent with more than 328 financial institution branches in Hartford, Tolland, and New London Counties within a 10 mile radius of a Rockville Bank branch, as shown in Table 2.1.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.2
Table 2.1
Rockville Financial, Inc.
Deposit Market Share

Company	Headquarters		Branches	Deposits
				($000)	(%)
Rockville Financial Inc.	South Windsor	CT	22	$1,121,983	3.9%

Deposit Competitors (1)
Bank of America Corp.	Charlotte	NC	61	$12,229,887	42.0%
Webster Financial Corp.	Waterbury	CT	43	$2,977,991	10.2%
First Niagara Finl Group	Buffalo	NY	36	$2,082,029	7.2%
People’s United Financial Inc.	Bridgeport	CT	35	$1,484,711	5.1%
Toronto-Dominion Bank	Toronto	—	31	$2,592,057	8.9%
Banco Santander S.A.	Boadilla del Monte	—	21	$1,654,059	5.7%
Royal Bank of Scotland Group	Edinburgh	—	20	$876,623	3.0%
Liberty Bank	Middletown	CT	19	$1,370,163	4.7%
American Eagle FCU	East Hartford	CT	13	$1,045,648	3.6%
United Financial Bancorp	West Springfield	MA	9	$523,409	1.8%
SI Financial Group Inc. (MHC)	Willimantic	CT	9	$259,729	0.9%
New England Bancshares	Enfield	CT	8	$237,416	0.8%
Connecticut Bank and Trust Co.	Hartford	CT	8	$184,691	0.6%
Peoplesbancorp MHC	Holyoke	MA	8	$230,727	0.8%
Berkshire Hills Bancorp Inc.	Pittsfield	MA	7	$245,355	0.8%

Total for All Competitors			328	$29,116,478	100.0%

(1)	Defined for purposes of this presentation as institutions maintaining a branch office within 10 miles of a Rockville Bank branch.
Source: SNL Securities based on June 2009 deposit data.
     The significant level of competition is demonstrated numerically in the schedule above which reflects that the two largest competitors for the Bank (as defined by financial institutions with branches within a 10 mile radius of the Bank’s branches) have over half of the deposit market share. Importantly, there are many other competitors, in terms of thrifts, commercial banks, and credit unions in the market, as well. These numbers do not include competition from mortgage banking companies, investment houses, mutual funds and other sources.
     The largest competitors in the markets served by the Company are comprised of some of the largest financial institutions in Connecticut and the nation as a whole. In this regard, Bank of America holds the largest market share in Hartford County, with an approximate 41% market share (42% surrounding all Bank branch locations) and Royal Bank of Scotland holds the largest market share in New London County, with approximately 28.5% of the county’s deposits,

RP® Financial, LC.	MARKET AREA ANALYSIS
II.3
however only holding 3% of the market share surrounding the Bank’s branch locations, as shown in Table 2.1. In the smaller area of Tolland County, NewAlliance Bancshares currently holds the largest market share with approximately 30% of deposits and 7.2% of deposits surrounding the Bank’s branch locations. However, the recently announced acquisition of NewAlliance Bancshares by First Niagara Financial Group may be beneficial to Rockville Financial, due to deposit-runoff resulting from the acquisition, as Rockville holds the second largest market share in Tolland County with 25% of the county’s deposits. Based on the most recent branch deposit data, the Company held approximately 2% of the Hartford County deposit market and less than 1% of the New London County deposit market, revealing the Company’s very competitive market.
     The Company intends to continue expanding its regional branch office network through the acquisition of branches or whole institutions if such opportunities should arise, however none are planned at this time. A map showing the Company’s office coverage is set forth below and details regarding the Company’s offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.4
Market Area Demographics
     Key demographic and economic indicators in the Company’s market include population, number of households and household/per capita income levels. Trends in these key measures are summarized by the data presented in Table 2.2 from 2000 to 2010, and projected through 2015. Data for the nation and the state of Connecticut is included for comparative purposes. The market area population ranges from 150,000 to 885,000 residents in Tolland and Hartford Counties. New London County reported a population of 266,000 residents in 2010. Additionally, the population of Tolland County has increased at a relatively strong 1.0% annual rate since 2000, while the populations of Hartford and New London Counties have increased at comparatively modest paces of 0.3% over the corresponding time frame.
     Population growth trends are also relatively favorable for the business environment generally as population growth has been strong, with Tolland County registering some of the strongest growth trends in the state of Connecticut, supported in part by the presence of the University of Connecticut. New London and Hartford Counties reflect more limited growth trends which are comparable to the Connecticut average of 0.4%. The population of Tolland County is projected to increase at a 0.4% annual pace through 2015, which is above the expected increase for the state as a whole.
     Growth trends with regard to households have paralleled the population growth trends, with the Company’s markets in Tolland County generally experiencing faster household growth rates to the prevailing average for Connecticut, and matching the U.S aggregate. New London County is growing at the same pace as the state, but below the U.S. aggregate, while Hartford County is growing at a moderate pace below both the state and national aggregates. Specifically, the number of households in Tolland County increased at a 1.0% annual pace in the last 10 years as compared to 0.4% and 0.3% for New London and Hartford Counties.
     Median household levels in the market area are relatively high ($78,072 for Tolland County, $64,743 for New London County and $64,279 for Hartford County as of 2010) in comparison to both the state and national averages ($70,340 and $54,442 respectively). Likewise, per capita income levels as of 2010 equaled $36,149, $30,787, and $32,159 for Tolland, New London, and Hartford Counties, respectively, which are also well above the national aggregate. The state of Connecticut is the wealthiest state in the country, although, among the primary market area counties served by the Company’s branches, only Tolland

RP® Financial, LC.	MARKET AREA ANALYSIS
II.5
Table 2.2
Rockville Financial, Inc.
Summary Demographic Data

	Year			Annual Growth Rate
	2000	2010	2015	2000-2010	2010-2015
Population (000)
United States	281,422	311,213	323,209	1.0%	0.8%
Connecticut	3,406	3,536	3,569	0.4%	0.2%
New London County	259	266	266	0.3%	0.0%
Tolland County	136	150	153	1.0%	0.4%
Hartford County	857	885	894	0.3%	0.2%

Households (000)
United States	105,480	116,761	121,360	1.0%	0.8%
Connecticut	1,302	1,353	1,366	0.4%	0.2%
New London County	100	104	105	0.4%	0.1%
Tolland County	49	55	56	1.0%	0.5%
Hartford County	335	345	348	0.3%	0.2%

Median Household Income ($)
United States	42,164	54,442	61,189	2.6%	2.4%
Connecticut	53,915	70,340	80,697	2.7%	2.5%
New London County	50,659	64,743	73,341	2.5%	2.8%
Tolland County	59,035	78,072	90,158	2.8%	2.6%
Hartford County	50,777	64,279	73,953	2.4%	2.2%

Per Capita Income ($)
United States	21,587	26,739	30,241	2.2%	2.5%
Connecticut	28,766	36,065	41,464	2.3%	2.8%
New London County	24,678	30,787	34,926	2.2%	2.6%
Tolland County	25,474	36,149	40,219	3.6%	2.2%
Hartford County	26,047	32,159	36,863	2.1%	2.8%

	Less Than $25,000	$25,000 to 49,999	$50,000 to $99,999	$100,000+

2010 HH Income Dist. (%)
United States	20.8%	24.7%	35.7%	18.8%
Connecticut	14.9%	18.0%	38.4%	28.8%
New London County	13.9%	20.7%	45.6%	19.7%
Tolland County	10.6%	12.9%	39.2%	37.4%
Hartford County	16.7%	20.6%	39.6%	23.2%
Source: SNL Financial.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.6
County had per capita income measures that exceeded Connecticut’s per capita income of $36,065 for 2010. Household income distribution patterns provide empirical support for earlier statements regarding the affluent nature of the market area as 37% (in Tolland County), 23% (in Hartford County), and 20% (in New London County) of all households had income levels in excess of $100,000 annually in 2010, exceeding the US aggregate of 19%. Tolland County exceeded the Connecticut aggregate of 29%, while the proportion of affluent households in New London and Hartford Counties fell short of the rate for Connecticut.
Summary of Local Economy
     Real Estate Market
               According to The Warren Group, which tracks real estate trends in New England, single-family house sales in Connecticut surged 33% in June 2010, boosted by the federal home buyer tax credit, and the median sale price rose for the seventh month in a row. The median sale price in June 2010 rose about 3% to $264,900, compared with $257,000 for the same month a year ago. June 2010 single-family house sales, statewide, increased to 3,477, compared with 2,612 a year ago. It was the first time sales exceeded 3,000 since August 2007.
               In Hartford County, (where the Company is headquartered and operates 14 branches) sales rose 16.4% to 882, compared with 758 a year ago and the median sale price declined 3.8% to $232,750 in June 2010 from $242,000 a year prior. Statewide, sales rose in all eight of Connecticut’s counties, with Fairfield County reporting the highest increase of 62%. The median sales price, however, declined in all but Fairfield and Tolland Counties, while the Hartford MSA median sales price for a single-family home increased 0.8% to $236,000, compared to a year ago. Based on the above data and the Company’s relatively good asset quality, the real estate trends in the Company’s market area seem relatively stable.
     Regional Employment
               The economy of the Company’s markets has several large components. Comparative employment data is illustrated in Table 2.3. Consistent with U.S. employment data, service jobs represent the largest employment sector in Connecticut and the service sector has added the most jobs over the past few years. Wholesale/retail trade, government, and finance, insurance, and real estate comprised the other major employment sectors in Connecticut. The data shows that employment in services constitutes the primary source of employment in all three of the counties, followed by government jobs in New London and

RP® Financial, LC.	MARKET AREA ANALYSIS
II.7
Tolland Counties, respectively. Meanwhile, financial services jobs were the second source of jobs in Hartford County, as the Hartford MSA is home to a number of large insurance companies. In line with national and state trends, service jobs have generally been the primary source of job growth in the primary market area counties, as reported by REIS Datasource 2007 data.
     Long known as the “Insurance Capital of the World,” the Hartford MSA is home to seven major insurance firms: Aetna Inc., Travelers Property Casualty Corp., The Hartford Financial Services Group, CIGNA, The Phoenix Companies, and The United Health Care Company. Additionally, MassMutual, headquartered in nearby Springfield, Massachusetts employs many Connecticut residents. The area’s manufacturing sector includes many Fortune 500 corporations and large multinational organizations. Among the best known are the Barnes Group and United Technologies Corporation, its division’s Hamilton Sundstrand and Pratt & Whitney, along with its subsidiary Otis Elevator. Henkel Loctite Corporation has its world headquarters in the area and Stanley Works produces tools and hardware in the region. Still, the region’s backbone is small- to mid-size businesses. Specifically, the Hartford MSA ranked number five out of the top metro areas for “best places to launch a small business” in 2009. Specialty manufacturing and technology firms also do well in Hartford, as it’s one of the most-wired cities in the U.S., much to the assistance of programs like “Wireless Hartford,” which brings free Wi-Fi to zones targeted for development. In addition, manufacturers that relocate to or expand into the Hartford MSA may be eligible for property tax abatements and corporate tax credits.
Table 2.3 Rockville Financial, Inc.
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

Employment Sector	Connecticut	New London	Tolland	Hartford
	(% of Total Employment)
Services	38.7%	32.6%	34.1%	36.8%
Government	12.0%	27.3%	23.4%	11.8%
Wholesale/Retail Trade	13.9%	12.4%	10.8%	13.6%
Construction	5.9%	5.0%	8.0%	NA
Finance/Insurance/Real Esate	11.9%	5.3%	7.4%	14.4%
Manufacturing	8.9%	9.3%	6.4%	9.8%
Transportation/Utility	2.7%	3.0%	2.1%	2.8%
Arts/Entertainment/Rec.	2.1%	2.2%	2.5%	1.7%
Agriculture	0.4%	1.0%	1.1%	0.4%
Other	3.5%	1.9%	4.2%	8.7%

Total	100.0%	100.0%	100.0%	100.0%
Source: REIS DataSource 2007.

RP® Financial, LC.	MARKET AREA ANALYSIS
II.8
Unemployment Trends
     Unemployment trends in the market area and Connecticut are displayed in Table 2.4. The data indicates that the July 2010 unemployment rate of 8.9% for Connecticut was slightly below the comparable U.S. unemployment rate of 9.5%. The unemployment rate for the state of Connecticut was higher in July 2010 compared to July 2009. July 2010 unemployment rates for the primary market area counties ranged from a low of 8.3% in Tolland County to 9.9% in Hartford County. With the exception of Hartford County, all of the primary market area counties had July 2010 unemployment rates that were lower than the comparable Connecticut unemployment rate and U.S. aggregate. All of the primary market area counties recorded higher unemployment rates for July 2010 compared to the year ago period, which parallels the trends for Connecticut and the U.S.
Table 2.4
Rockville Financial, Inc.
Market Area Unemployment Trends

	July 2009	July 2010
United States	9.4%	9.5%
Connecticut	8.5%	8.9%
Hartford County	9.1%	9.9%
New London County	7.8%	8.8%
Tolland County	7.5%	8.3%
Source: U.S. Bureau of Labor Statistics.
Market Area Deposit Characteristics
     Competition among financial institutions in the Company’s market is significant. As larger institutions compete for market share to achieve economies of scale, the environment for the Company’s products and services is expected to become increasingly competitive. Community-sized institutions such as Rockville Financial typically compete with larger institutions on pricing or operate in a “niche” that will allow for operating margins to be maintained at profitable levels. The Company’s business plan reflects elements of both strategies.
     Table 2.5 displays deposit market trends over recent years for Hartford, New London, and Tolland Counties. Annual deposit growth in Hartford, New London, and Tolland Counties over the last four years equaled 4.1%, 3.7%, and 3.5%, respectively. Hartford County is

RP® Financial, LC.	MARKET AREA ANALYSIS
II.9
dominated by commercial banks, which hold an approximate 70% of the market share, while New London and Tolland Counties are both dominated by savings institutions, which hold 56.8% and 81.2% of the county deposit market share. Competition for deposits in Connecticut, in general is intense, as the overall size and stability of the Connecticut market makes it very attractive to financial institutions. The Company’s annual deposit growth of 15.0% was highest in Hartford County, where 12 branches are located, although the Company only holds 2.0% of the deposit market share. The Company held the largest deposit market share in Tolland County as of June 30, 2009, holding 25.1% of the county deposits, where Rockville Financial operates eight branches. The Company maintains a minimal 0.4% of the deposit market share in New London County, where the Company only operates a single branch office.
Table 2.5
Rockville Financial, Inc.
Deposit Summary

	As of June 30,
	2005			2009			Deposit
		Market	No. of		Market	No. of	Growth Rate
	Deposits	Share	Branches	Deposits	Share	Branches	2005-2009
	(Dollars In Thousands)						(%)
Deposit Summary

State of Connecticut	$76,936,000	100.0%	1,197	$90,638,000	100.0%	1,216	4.2%
Commercial Banks	44,120,000	57.3%	598	56,216,000	90.7%	708	6.2%
Savings Institutions	32,816,000	42.7%	599	34,422,000	9.3%	508	1.2%

New London County	$3,937,567	100.0%	87	$4,557,810	100.0%	94	3.7%
Commercial Banks	580,633	14.7%	19	1,966,919	43.2%	33	35.7%
Savings Institutions	3,356,934	85.3%	68	2,590,891	56.8%	61	-6.3%
Rockville Financial	0	0.0%	0	16,557	0.4%	1	NA

Tolland County	$1,851,201	100.0%	39	$2,123,009	100.0%	42	3.5%
Commercial Banks	314,653	17.0%	8	398,184	18.8%	10	6.1%
Savings Institutions	1,536,548	83.0%	31	1,724,825	81.2%	32	2.9%
Rockville Financial	432,374	23.4%	7	532,009	25.1%	8	5.3%

Hartford County	$23,998,452	100.0%	271	$28,198,226	100.0%	281	4.1%
Commercial Banks	17,487,073	72.9%	142	19,771,105	70.1%	161	3.1%
Savings Institutions	6,511,379	27.1%	129	8,427,121	29.9%	120	6.7%
Rockville Financial	327,558	1.4%	9	573,417	2.0%	12	15.0%
Source: FDIC.

RP® Financial, LC.	PEER GROUP ANALYSIS III.1
III. PEER GROUP ANALYSIS
     This chapter presents an analysis of Rockville Financial’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation of Rockville Financial is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Rockville Financial, key areas examined for differences to determine if valuation adjustments are appropriate in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.
Peer Group Selection
     The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than “non-listed thrifts” i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We excluded those that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.
     Ideally, the Peer Group should be comprised of locally or regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are approximately 142 publicly-traded thrift institutions nationally, which includes approximately 32 publicly-traded MHCs. Given the limited number of public full stock thrifts, it is typically the case

RP® Financial, LC.	PEER GROUP ANALYSIS III.2
that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the “best fit” group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since Rockville Financial will be a full stock public company upon completion of the Second Step Conversion offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group, excluding those in MHC form.
     Based on the foregoing, from the universe of publicly-traded thrifts, we selected 13 institutions with characteristics similar to those of Rockville Financial. In the selection process, we applied two “screens” to the universe of all public thrifts that were eligible for consideration:
o	Screen #1 — Northeast thrifts with assets between $700 million and $3.0 billion, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings.

Six thrifts met the criteria for Screen #1 and all were included in the Peer Group: Brookline Bancorp, Inc. of Massachusetts, Danvers Bancorp, Inc. of Massachusetts, Hingham Institution for Savings of Massachusetts, New Hampshire Thrift Bancshares of New Hampshire, United Financial Bancorp of Massachusetts and Westfield Financial of Massachusetts. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Northeast thrifts.

o	Screen #2 — Mid-Atlantic thrifts with assets between $700 million and $3.0 billion, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings.

Nine thrifts met the criteria for Screen #2 and seven were included in the Peer Group: Beacon Federal Bancorp of New York, ESB Financial Corp. of Pennsylvania, ESSA Bancorp of Pennsylvania, Harleysville Savings Financial of Pennsylvania, OceanFirst Financial Corp of New Jersey, Provident NY Bancorp, Inc. of New York, and TF Financial Corp. of Pennsylvania. The other two thrifts were excluded since they completed their conversions within the past year: Ocean Shore Holding of New Jersey (completed December 21, 2009) and Oritani Financial Corp. of New Jersey (completed June 24, 2010). Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.
     Table 3.1 shows the general characteristics of each of the 13 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Rockville Financial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Rockville Financial’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

RP® Financial, LC.	PEER GROUP ANALYSIS III.3
Table 3.1
Peer Group of Publicly-Traded Thrifts August
26, 2010

				Operating	Total		Fiscal	Conv.	Stock	Market
Ticker	Financial Institution	Exchange	Primary Market	Strategy(1)	Assets(2)	Offices	Year	Date	Price	Value
									($)	($Mil)
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	$2,964	35	9-30	01/04	$7.95	$307
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	$2,660	18	12-31	07/02	$9.20	$543
DNBK	Danvers Bancorp, Inc. of MA	NASDAQ	Danvers, MA	Thrift	$2,529	26	12-31	01/08	$15.11	$323
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	$2,220	23	12-31	07/96	$11.49	$216
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	$1,948	24	12-31	06/90	$12.86	$155
UBNK	United Financial Bancorp of MA	NASDAQ	W. Springfield, MA	Thrift	$1,545	24	12-31	12/07	$13.66	$223
WFD	Westfield Financial Inc. of MA	NASDAQ	Westfield, MA	Thrift	$1,235	11	12-31	01/07	$7.48	$219
BFED	Beacon Federal Bancorp of NY	NASDAQ	East Syracuse, NY	Thrift	$1,072	8	12-31	10/07	$10.00	$65
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	$1,067	14	09-30	04/07	$11.00	$149
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	$993	27	12-31	05/86	$10.00	$58
HIFS	Hingham Institute for Savings of MA	NASDAQ	Hingham, MA	Thrift	$972	10	12-31	12/88	$38.47	$82
HARL	Harleysville Savings Financial Corp. of PA	NASDAQ	Harleysville, PA	Thrift	$867	7	09-30	08/87	$15.39	$57
THRD	TF Financial Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	$721	14	12-31	07/94	$21.40	$57

NOTES:	(1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer,

Div.=Diversified and Ret.=Retail Banking.

(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source:	SNL Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS III.4
     In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Rockville Financial’s characteristics is detailed below.
•	Beacon Federal Bancorp of NY (“BFED”). BFED operates through a total of 8 offices including 3 branches in upstate New York as well as branches in Massachusetts, Tennessee and Texas, reflecting its legacy as a converted credit union. Also reflecting its status as a former credit union, BFED’s loan portfolio has the second largest proportion of consumer loan in comparison to the Peer Group companies, although permanent 1-4 family mortgage loans comprise the largest segment of lending. Asset quality ratios are less favorable in relation to the Peer Group average. At June 30, 2010, BFED had total assets of $1.1 billion, a tangible equity-to-assets ratio of 9.9% and reported a ROA of 0.48% for the twelve months ended June 30, 2010.
•	Brookline Bancorp, Inc. of Massachusetts (“BRKL”). BRKL operates through 20 branches in Massachusetts. BRKL has the highest tangible equity to assets ratio of 17.2% among the Peer Group members, reflecting the continuing impact of its completion of a second step conversion in July 2002. BRKL has the highest concentration of commercial real estate loans among the Peer Group members, which results in its higher risk weighted assets. At June 30, 2010, BRKL had total assets of $1.6 billion and for the twelve months ended June 30, 2010, BRKL reported a ROA of 0.96%.
•	Danvers Bancorp, Inc. of Massachusetts (“DNBK”). DNBK operates through its headquarters office in Danvers, Massachusetts and through 26 other branch offices throughout Massachusetts. DNBK has the highest operating expense ratio among the Peer Group members due to their diversified operations into wealth management and trust services. DNBK is also diversified in its lending strategy. As of June 30, 2010, DNBK reported $2.5 billion in assets, 10.4% of tangible equity to assets, as well as a ROA of 0.58% for the twelve months ended June 30, 2010.
•	ESB Financial Corp. of Pennsylvania (“ESBF”). ESBF operates 24 offices through three counties in southwestern Pennsylvania. ESBF operates with a lower tangible equity to assets ratio as compared to the Peer Group average, at 6.8%, but ESBF maintained comparatively lower NPAs to assets ratio, due to its less diversified loan portfolio and high portion of assets in MBS. ESBF reported assets of $1.9 billion as of June 30, 2010 and a ROA of 0.66% for the latest twelve month period.
•	ESSA Bancorp, Inc. of PA (“ESSA”). ESSA operates 14 branch offices in northeastern Pennsylvania. ESSA maintains a high proportion of residential mortgage loans and a low proportion of higher risk-weight construction and commercial mortgage loans relative to the Peer Group average. Earnings approximate the Peer Group’s average, notwithstanding ESSA’s high capital ratio (the result of the completion of its standard conversion transaction in April 2007). At June 30, 2010, ESSA had total assets of $1.1 billion and a tangible equity-to-assets ratio of 16.6%, as well as a ROA of 0.46%, for the twelve months ended June 30, 2010.
•	Harleysville Savings Financial Corporation of PA (“HARL”). HARL operates 7 offices in the Philadelphia MSA. HARL’s balance sheet structure partially reflects a wholesale leveraging strategy based on its relatively high proportion of investment securities and borrowings to assets in comparison to loans and deposits, respectively.

RP® Financial, LC.	PEER GROUP ANALYSIS III.5
HARL’s ROE is slightly higher than the Peer Group while NPAs were much lower. At June 30, 2010, HARL had a tangible equity-to-assets ratio of 6.1%, more leverage than the Peer Group average. As of June 30, 2010 HARL reported $844 million of assets and a ROA of 0.59% for the latest twelve months period.
•	Hingham Institution for Savings of Massachusetts (“HIFS”). HIFS operates through 10 offices in the Boston MSA. HIFS maintained an inflated ratio of NPAs to assets relative to the Peer Group average. At June 30, 2010, HIFS reported total assets of $972 million, a tangible equity/assets ratio of 7.1% and ROA of 0.99% for the last twelve months, which were below and above the Peer Group averages.
•	New Hampshire Thrift Bancshares of New Hampshire (“NHTB”). NHTB operates through 27 branch offices in central New Hampshire. NHTB’s balance sheet included a similar loans-to-assets ratio to the Peer Group and NHTBs’ tangible equity/assets ratio reflects greater leverage (6.57% ratio) than Rockville on a pro forma basis. As of June 30, 2010 NHTB reported total assets of $939 million and a ROAA of 0.74% for the latest twelve month period, which was modestly above the Peer Group average.
•	OceanFirst Financial Corp of New Jersey (“OCFC”). OCFC operates through a total of 23 branches in eastern New Jersey. OCFC maintained a less diversified loan portfolio than compared to the Peer Group. At June 30, 2010, OCFC reported total assets of $2.2 billion, a tangible equity-to-assets ratio of 8.8% and reported a ROA of 0.75% for the twelve months ended June 30, 2010, which was the highest ROA among the Peer Group members.
•	Provident NY Bancorp, Inc. of New York (“PBNY”). PBNY operates through 35 retail banking offices in the Hudson Valley region of New York. NPAs are slightly higher then the Peer Group average and PBNY’s ROA approximates the Peer Group average. At June 30, 2010, PBNY reported total assets of $3.0 billion, the highest in the Peer Group, reported a tangible equity-to-assets ratio of 9.4% and an ROA of 0.68% for the twelve months ended June 30, 2010.
•	TF Financial Corporation of PA (“THRD”). THRD operates 14 branches in the Philadelphia metropolitan area. THRD maintained a ratio of NPAs to assets which was well above the average for the Peer Group. At June 30, 2010 THRD reported total assets of $721 million, a tangible equity-to-assets ratio of 9.5% and a 12 month ROA of 0.55%, both of which were slightly lower than the Peer Group average.
•	United Financial Bancorp of Massachusetts (“UBNK”). UBNK operates through 24 offices throughout western Massachusetts. UBNK’s NPAs to assets ratio was above the Peer Group average, due to its diversified loan portfolio and high risk weighted assets ratio. UBNK also reported a tangible equity-to-assets ratio of 14.0% that was also above the Peer Group average. UBNK reported total assets of $1.5 billion and a ROA of 0.55% for the twelve months ended June 30, 2010.
•	Westfield Financial, Inc. of MA (“WFD”). WFD operates through a total of 11 offices in western Massachusetts. The ratio of NPAs/Assets is below the Peer Group average. WFD’s ROA was also below the Peer Group average, reporting the lowest ROA of the Peer Group. WFD reported the highest tangible equity-to-assets ratio of 19.4% among the Peer Group members, due to their recent conversion in January 2007. As of June 30, 2010, WFD reported total assets of $1.2 billion and a ROA of 0.34% for the latest twelve month period.

RP® Financial, LC.	PEER GROUP ANALYSIS III.6
     In the aggregate, the Peer Group companies maintain a similar tangible equity level in comparison to the industry average (10.91% of assets versus 10.56% for all public companies) and generate a higher level of core profitability (0.59% of average assets for the Peer Group versus a loss of 0.23% of average assets for all public companies). Accordingly, the Peer Group companies have a positive core ROE, whereas all public companies have a negative core ROE (5.82% for the Peer Group versus -0.63% for all public companies). Overall, the Peer Group’s pricing ratios were at a modest premium to all publicly traded thrift institutions on a P/TB and P/A basis and was comparable to all publicly traded thrifts on a Price/Core earnings basis (however many public companies did not have meaningful core earnings multiples owing to their trailing twelve month loss position).

	All
	Public-Thrifts (1)		Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,930		$1,599
Market Capitalization ($Mil)	$311		$189
Tangible Equity/Assets (%)	10.56%		10.91%
Core Return on Average Assets (%)	(0.23%)		0.59%
Core Return on Average Equity (%)	(0.63%)		5.82%

Pricing Ratios (Averages)(1)
Price/Core Earnings (x)	17.69	x	18.15	x
Price/Tangible Book (%)	77.62%		103.83%
Price/Assets (%)	8.10%		10.94%

(1)	Based on market prices as of August 26, 2010.
     The thrifts selected for the Peer Group were relatively comparable to Rockville Financial in terms of all of the selection criteria and are considered the “best fit” group. While there are many similarities between Rockville Financial and the Peer Group on average, there are some notable differences that lead to valuation adjustments. The following comparative analysis highlights key similarities and differences between Rockville Financial and the Peer Group.
Financial Condition
     Table 3.2 shows comparative balance sheet measures for Rockville Financial and the Peer Group, reflecting balances as of June 30, 2010. Rockville Financial’s equity-to-assets ratio of 10.1% was below the Peer Group’s average equity ratio of 11.9%. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 10.1% and 10.8%, respectively. However, with the infusion of the net conversion proceeds, the Company’s equity ratios should exceed the Peer Group average and median ratios. The increase in Rockville Financial’s pro forma capital

RP® Financial, LC.	PEER GROUP ANALYSIS III. 7
Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2010

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
		Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
		Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	& Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.
Rockville Financial, Inc.
June 30, 2010		1.2%	9.2%	0.7%	86.3%	71.8%	17.0%	0.0%	10.1%	0.1%	10.1%	4.00%	1.95%	3.84%	3.71%	5.71%	8.21%	8.22%	10.30%	10.30%	14.00%

All Public Companies
Averages		5.9%	20.5%	1.4%	67.2%	72.3%	14.2%	0.5%	11.7%	0.9%	10.9%	4.44%	14.82%	1.12%	8.49%	-14.36%	2.36%	2.14%	10.93%	10.87%	18.26%
Medians		4.6%	18.4%	1.4%	68.6%	73.4%	12.6%	0.0%	10.3%	0.0%	9.4%	2.32%	7.69%	-0.76%	5.64%	-12.33%	1.97%	1.49%	9.57%	9.54%	15.71%

State of CT
Averages		4.7%	21.5%	1.1%	66.3%	69.0%	15.3%	0.4%	13.9%	3.3%	10.6%	3.34%	7.68%	1.06%	5.46%	-6.55%	9.78%	11.10%	9.86%	9.86%	16.17%
Medians		5.2%	21.4%	1.2%	68.4%	71.8%	17.0%	0.2%	10.1%	1.5%	10.1%	3.78%	4.65%	0.67%	5.40%	-8.54%	7.54%	8.12%	9.86%	9.86%	15.30%

Comparable Group
Averages		2.8%	27.3%	1.6%	64.5%	65.2%	21.3%	0.6%	11.9%	1.1%	10.8%	9.36%	13.20%	6.13%	16.17%	-1.44%	7.63%	7.20%	13.36%	12.11%	18.12%
Medians		2.6%	24.3%	1.5%	68.4%	66.2%	19.9%	0.0%	10.2%	0.5%	9.5%	5.09%	10.31%	1.18%	12.85%	2.04%	6.29%	6.29%	12.52%	9.44%	12.69%

Comparable Group
BFED	Beacon Federal Bancorp of NY	2.1%	17.9%	1.0%	76.2%	64.8%	24.9%	0.0%	9.9%	0.0%	9.9%	2.45%	6.06%	1.34%	5.50%	-4.31%	9.55%	9.55%	8.92%	8.92%	12.69%
BRKL	Brookline Bancorp, Inc. of MA	3.3%	12.9%	0.0%	80.5%	64.0%	16.5%	0.0%	18.6%	1.7%	16.9%	0.69%	-2.00%	1.18%	13.44%	-30.14%	1.46%	1.92%	15.60%	15.60%	NA
DNBK	Danvers Bancorp, Inc. of MA	3.9%	25.3%	1.3%	64.7%	76.4%	9.8%	1.2%	11.6%	1.3%	10.3%	39.94%	33.50%	38.96%	48.67%	3.92%	30.54%	15.60%	NA	NA	16.70%
ESBF	ESB Financial Corp. of PA	1.6%	57.2%	1.5%	34.3%	51.0%	36.3%	2.4%	8.9%	2.2%	6.7%	-0.80%	-1.49%	1.11%	10.26%	-14.74%	13.16%	18.74%	NA	NA	NA
ESSA	ESSA Bancorp, Inc. of PA	2.6%	24.9%	1.5%	68.4%	48.3%	33.9%	0.0%	16.6%	0.0%	16.6%	1.35%	5.90%	-0.89%	28.57%	-20.32%	-4.57%	-4.57%	NA	NA	NA
HARL	Harleysville Savings Fin. Corp. of PA	1.7%	35.0%	1.6%	59.5%	60.3%	32.7%	0.0%	6.1%	0.0%	6.1%	5.09%	1.84%	6.77%	15.91%	-10.24%	6.29%	6.29%	NA	NA	11.73%
HIFS	Hingham Institute for Savings of MA	8.4%	11.2%	1.4%	76.6%	70.2%	22.2%	0.0%	7.1%	0.0%	7.1%	12.74%	31.47%	7.53%	16.50%	3.37%	10.42%	10.42%	NA	7.10%	12.61%
NHTB	NH Thrift Bancshares of NH	2.6%	24.3%	1.0%	65.6%	73.4%	14.0%	2.1%	9.3%	2.9%	6.4%	8.87%	29.17%	2.58%	6.64%	22.22%	7.21%	11.86%	NA	NA	NA
OCFC	OceanFirst Fin. Corp of NJ	1.4%	18.9%	1.8%	75.3%	69.4%	19.9%	1.2%	8.8%	0.0%	8.8%	16.24%	NM	0.80%	12.85%	29.55%	20.33%	20.33%	NA	NA	NA
PBNY	Provident NY Bncrp, Inc. of NY	1.4%	31.8%	1.7%	56.6%	66.2%	17.8%	0.0%	14.5%	5.6%	8.9%	4.93%	15.69%	-0.62%	4.70%	7.92%	1.98%	4.04%	9.44%	9.44%	NA
THRD	TF Financial Corp. of New tow n PA	2.8%	19.7%	2.4%	72.2%	77.6%	11.1%	0.0%	10.2%	0.6%	9.5%	-0.51%	8.31%	-4.14%	5.33%	-28.08%	5.24%	5.60%	NA	NA	NA
UBNK	United Financial Bancorp of MA	3.7%	20.4%	1.8%	70.4%	71.7%	12.7%	0.5%	14.4%	0.5%	13.9%	24.72%	17.68%	26.52%	35.82%	2.04%	4.44%	0.66%	NA	NA	NA
WFD	Westfield Financial Inc. of MA	1.3%	55.2%	3.2%	38.1%	54.3%	25.7%	0.0%	19.4%	0.0%	19.4%	6.03%	12.32%	-1.45%	6.05%	20.05%	-6.90%	-6.90%	19.48%	19.48%	36.86%

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources w e believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS III.8
position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will initially depress return on equity. Both Rockville Financial’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements. On a pro forma basis, the Company’s regulatory surpluses will become more significant and will exceed the Peer Group’s regulatory capital ratios.
     The interest-earning assets (“IEA”) composition reflects differences in terms of the proportion of loans, as Rockville Financial’s ratio of loans/assets of 86.3% is higher than the Peer Group average ratio of 64.5%. Conversely, Rockville Financial’s level of cash and investments equal to 10.4% of assets was lower than the comparable Peer Group average of 30.1%. The higher ratio of loans reflects the Company’s continued strong loan growth (and related demand) and the Company’s preference for investing in whole loans, as Rockville Financial has limited funds deployed into the investment securities portfolio, primarily to liquidity and balances of short- to intermediate-term investments. The primary objective of focusing on growth of the loan portfolio since completion of the minority stock issuance in 2005 has been to leverage capital and enhance earnings per share. Overall, Rockville’s IEA amounted to 96.7% of assets, which modestly exceeded the Peer Group’s average ratio of 94.6%. Both the Company’s and the Peer Group’s IEA ratios exclude BOLI as an IEA. On a pro forma basis immediately following the Second Step Conversion, a portion of the proceeds will initially be invested into Federal funds or shorter-term investment securities increasing the relative proportion of cash and investments for the Company in comparison to the Peer Group over the short-term. Furthermore, the IEA advantage for the Company will strengthen.
     Rockville Financial’s funding liabilities reflected a funding strategy that was similar to that of the Peer Group’s funding composition. The Company’s deposits equaled 71.8% of assets, which exceeded the Peer Group’s ratio of 65.2%. Comparatively, the Company maintained a slightly lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 17.0% and 21.3%, respectively. Total interest-bearing liabilities (“IBL”) maintained by the Company and the Peer Group, as a percent of assets, equaled 88.8% and 86.5%, respectively, with the Peer Group’s lower ratio supported by maintenance of a higher capital position.
     A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company’s IEA/IBL ratio is relatively comparable to the Peer Group’s ratio, based on IEA/IBL ratios of 108.9% and 109.4%, respectively. The additional capital realized from

RP® Financial, LC.	PEER GROUP ANALYSIS III.9
stock proceeds should increase the Company’s IEA/IBL ratio as the IBL ratio diminishes with the increased capital.
     The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. For the twelve months ended June 30, 2010, Rockville Financial recorded asset growth of 4.0%, which was less than the Peer Group’s asset growth rate of 9.4%. However, the Peer Group’s asset growth was supported by acquisition activity by several thrifts (DNBK and UBNK), which skewed the average upward. The Peer Group’s median asset growth rate was 5.1%, which compared more closely to the Company’s 4.0% growth rate. Accordingly, our analysis focuses on the median growth rate figures for the Peer Group.
     Asset growth for Rockville Financial was sustained through a 2.0% increase in cash and investments and a 3.7% increase in loans, with the Peer Group reporting stronger growth for cash and investments, while loan growth was only 1.2% for the Peer Group. Both the loan growth for the Company and the Peer Group have been impacted by the recession and low interest rates which has limited demand for credit by strong borrowers. This has caused residential mortgage loan demand to be concentrated in longer-term fixed rate loans, which many institutions limit for portfolio investment, owing to interest rate risk considerations.
     Asset growth for Rockville Financial was funded with a 3.7% increase in deposits, which was supplemented by a 5.7% increase in borrowings, while the Peer Group’s asset growth was funded with a higher 12.9% growth in deposits and lower borrowings growth of 2.0%. The Company’s capital increased by 8.2%, during the twelve month period, which exceeded the Peer Group’s capital growth rate of 6.3%. The Company’s post-conversion capital growth rate will initially be constrained by maintenance of a relatively high pro forma capital position.
Income and Expense Components
     Table 3.3 displays statements of operations for the Company and the Peer Group for the twelve months ended June 30, 2010. Rockville Financial reported net income equal to 0.74% of average assets, versus net income equal to 0.65% of average assets for the Peer Group. The Company’s higher return was supported by a higher level of net interest income and a lower ratio for loan loss provisions, which was somewhat offset by the Peer Group’s higher ratio for non-interest operating income and lower level of operating expenses, based on the average.
     The Company maintained a higher net interest income to average assets ratios, which was also reflective of the Company’s higher yield-cost spread, which equaled 3.05% versus 3.00% for the Peer Group. The Company maintained a slightly higher yield on interest-earning

RP® Financial, LC.	PEER GROUP ANALYSIS III.10
Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2010

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
					Loss	NII				Total								MEMO:	MEMO:
	Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
	Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate
Rockville Financial, Inc.
June 30, 2010	0.74%	4.80%	1.59%	3.21%	0.20%	3.01%	0.00%	-0.03%	0.40%	0.37%	2.32%	0.00%	0.07%	0.00%	5.02%	1.97%	3.05%	$7,416	34.88%

All Public Companies
Averages	-0.07%	4.74%	1.75%	3.00%	0.95%	2.04%	0.03%	-0.07%	0.77%	0.73%	2.78%	0.05%	0.03%	0.01%	5.07%	2.00%	3.06%	$6,014	32.57%
Medians	0.27%	4.80%	1.75%	3.04%	0.53%	2.37%	0.00%	-0.01%	0.56%	0.51%	2.64%	0.00%	0.04%	0.00%	5.06%	2.00%	3.13%	$4,901	32.49%

State of CT
Averages	0.22%	4.43%	1.61%	2.82%	0.21%	2.61%	0.00%	-0.02%	0.89%	0.87%	2.72%	0.05%	-0.42%	0.00%	4.78%	1.86%	2.92%	$5,870	33.95%
Medians	0.38%	4.68%	1.62%	2.83%	0.20%	2.65%	0.00%	0.00%	0.79%	0.71%	2.46%	0.04%	0.01%	0.00%	4.93%	1.98%	2.87%	$5,062	34.88%

Comparable Group
Averages	0.65%	4.71%	1.72%	2.99%	0.32%	2.67%	0.01%	-0.02%	0.46%	0.44%	2.19%	0.02%	0.07%	0.00%	4.98%	1.98%	3.00%	$7,019	28.01%
Medians	0.59%	4.80%	1.60%	3.15%	0.27%	2.74%	0.00%	0.00%	0.47%	0.45%	2.46%	0.00%	0.07%	0.00%	5.04%	1.90%	3.24%	$6,799	27.57%

Comparable Group
BFED Beacon Federal Bancorp of NY	0.49%	5.20%	2.36%	2.84%	0.61%	2.23%	0.00%	0.00%	0.47%	0.47%	1.85%	0.00%	-0.08%	0.00%	5.41%	2.63%	2.78%	$7,998	36.82%
BRKL Brookline Bancorp, Inc. of MA	0.96%	5.06%	1.60%	3.46%	0.27%	3.19%	0.00%	0.00%	0.05%	0.05%	1.68%	0.05%	0.09%	0.00%	5.23%	1.99%	3.24%	$11,317	40.40%
DNBK Danvers Bancorp, Inc. of MA	0.58%	4.89%	1.52%	3.37%	0.25%	3.11%	0.01%	-0.04%	0.48%	0.45%	2.89%	0.07%	0.07%	0.00%	5.18%	1.75%	3.43%	$6,799	14.29%
ESBF ESB Financial Corp. of PA	0.66%	4.54%	2.42%	2.12%	0.05%	2.07%	0.00%	0.00%	0.14%	0.14%	1.34%	0.02%	-0.05%	0.00%	4.89%	2.68%	2.21%	$7,434	18.90%
ESSA ESSA Bancorp, Inc. of PA	0.47%	4.77%	2.06%	2.71%	0.19%	2.52%	0.04%	-0.11%	0.68%	0.61%	2.57%	0.00%	0.09%	0.00%	4.97%	2.52%	2.45%	$5,995	27.57%
HARL Harleysville Savings Fin. Corp. of PA	0.59%	4.79%	2.69%	2.10%	0.07%	2.03%	0.00%	-0.02%	0.28%	0.26%	1.49%	0.00%	0.00%	0.00%	4.98%	2.89%	2.09%	$9,225	26.01%
HIFS Hingham Institute for Savings of MA	0.99%	4.94%	1.75%	3.18%	0.15%	3.03%	0.00%	-0.09%	0.34%	0.26%	1.68%	0.00%	0.01%	0.00%	5.11%	1.90%	3.21%	$9,916	39.21%
NHTB NH Thrift Bancshares of NH	0.78%	4.22%	1.10%	3.12%	0.54%	2.57%	0.00%	0.01%	0.68%	0.69%	2.59%	0.05%	0.52%	0.00%	4.57%	1.24%	3.34%	$4,244	32.04%
OCFC OceanFirst Fin. Corp of NJ	0.85%	4.80%	1.26%	3.53%	0.40%	3.14%	0.02%	0.00%	0.62%	0.64%	2.46%	0.00%	0.09%	0.00%	5.03%	1.40%	3.63%	$5,648	35.19%
PBNY Provident NY Bncrp, Inc. of NY	0.69%	4.12%	0.97%	3.15%	0.42%	2.74%	0.00%	0.00%	0.68%	0.68%	2.70%	0.07%	0.23%	0.00%	4.59%	1.15%	3.43%	$5,529	24.11%
THRD TF Financial Corp. of New town PA	0.55%	4.91%	1.67%	3.24%	0.45%	2.79%	0.01%	-0.01%	0.37%	0.37%	2.55%	0.00%	0.12%	0.00%	5.17%	1.89%	3.28%	$4,072	23.67%
UBNK United Financial Bancorp of MA	0.55%	4.89%	1.49%	3.39%	0.21%	3.18%	0.00%	0.00%	0.80%	0.80%	2.71%	0.01%	-0.20%	0.00%	5.16%	1.78%	3.37%	$5,722	29.58%
WFD Westfield Financial Inc. of MA	0.34%	4.13%	1.50%	2.63%	0.56%	2.07%	0.00%	-0.03%	0.36%	0.33%	2.02%	0.00%	0.03%	0.00%	4.43%	1.94%	2.49%	$7,351	16.40%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS III.11
assets (5.02% versus an average of 4.98% for the Peer Group), and a similar cost of funds (1.98% average for the Peer Group versus 1.97% for the Company). Overall, Rockville Financial and the Peer Group reported net interest income to average assets ratios of 3.21% and 2.99%, respectively.
     In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.32% and 2.19%, respectively. The Company’s slightly higher operating expense ratio reflects the Company’s recent emphasis on commercial real estate lending and the investment of more resources into that department, including added staff. Additionally, the higher proportion of loans and transaction deposit accounts and emphasis on service and branch expansion, may also be factors leading to the Company’s higher operating expense ratio. At the same time, Rockville Financial’s operating expense ratio is favorable relative to the Peer Group median of 2.46%. However, assets per full time equivalent employee equaled $7.4 million for Rockville Financial versus $7.0 million for the Peer Group.
     When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group’s and the Company’s earnings were both favorable. Expense coverage ratios posted by Rockville Financial and the Peer Group equaled 1.38x and 1.37x, respectively.
     Sources of non-interest operating income provided a larger contribution to the Peer Group’s earnings than Rockville Financial, with such income amounting to 0.44% and 0.37%, respectively. The Company’s non-interest operating income is supported by revenues generated through service fees, which are generated primarily from its deposit base and portfolio of loans serviced for others. Taking non-interest operating income into account, Rockville Financial’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 64.8% was at a slight advantage to the Peer Group’s efficiency ratio of 63.3%.
     Loan loss provisions had a larger impact on the Peer Group’s earnings than for the Company, with loan loss provisions equaling 0.20% and 0.32% of average assets, respectively.

RP® Financial, LC.	PEER GROUP ANALYSIS III.12
The lower level of loan provisions established by the Company was supported by its relatively favorable credit quality measures.
     Net gains and losses realized from the sale of assets and other non-operating items equaled a net gain of 0.07% of average assets for the Company, comparable to the Peer Group average. The net gain recorded by the Company was attributable to gains on the sale of loans and investment securities, as well as a minimal OTTI charge on securities. To the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.
     Taxes had a moderately larger impact on the Company’s earnings than the Peer Group’s earnings, with effective tax rates of 34.88% and 28.01%, respectively. As indicated in the prospectus, the Company’s effective marginal tax rate is equal to 34.0%.
Loan Composition
     Table 3.4 presents data related to the comparative loan portfolio composition (including the investment in MBS). The Company’s loan portfolio composition reflected a similar concentration of 1-4 family permanent mortgage loans and mortgage-backed securities as maintained by the Peer Group (52.3% of assets versus 52.0% for the Peer Group). The Company’s ratio was attributable to maintaining higher concentrations of 1-4 family permanent mortgage loans, but lower MBS relative to the Peer Group’s ratios. Loans serviced for others equaled 5.1% and 9.7% of the Company’s and the Peer Group’s assets, respectively, thereby indicating a slightly greater influence of loan servicing income on the Peer Group’s earnings. Both the Company and the Peer Group maintained relatively modest balances of loan servicing intangibles.
     Diversification into higher risk and higher yielding types of lending was more significant for the Company compared to the Peer Group’s lending diversification, largely on the basis of the higher concentration of commercial real estate loans maintained by the Company. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Company (26.6% of assets), followed by commercial business loans (8.0% of assets). By comparison, the Peer Group’s lending diversification also consisted primarily of commercial real estate/multi-family loans (17.9% of assets), followed by commercial business

RP® Financial, LC.	PEER GROUP ANALYSIS III.13
Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2010

	Portfolio Composition as a Percent of Assets
		1-4	Constr.	5+Unit	Commerc.		RWA/	Serviced	Servicing
Institution	MBS	Family	& Land	Comm RE	Business	Consumer	Assets	For Others	Assets
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Rockville Financial, Inc.	5.13%	47.12%	4.44%	26.59%	7.97%	0.44%	78.36%	$81,400	$576

All Public Companies
Averages	11.93%	34.49%	4.61%	22.07%	4.63%	2.17%	64.70%	$636,079	$5,351
Medians	10.03%	35.18%	3.29%	21.41%	3.52%	0.50%	63.96%	$45,215	$202

State of CT
Averages	13.85%	36.40%	2.89%	19.01%	7.99%	0.47%	63.97%	$148,322	$621
Medians	12.69%	37.60%	3.28%	22.03%	4.85%	0.39%	62.11%	$134,430	$576

Comparable Group
Averages	17.40%	34.58%	2.69%	17.90%	6.10%	3.47%	62.59%	$155,154	$883
Medians	16.21%	35.63%	2.20%	16.63%	7.01%	0.37%	60.48%	$84,650	$397

Comparable Group
BFED Beacon Federal Bancorp of NY	15.23%	35.63%	2.20%	14.21%	9.53%	16.21%	76.62%	$134,540	$855
BRKL Brookline Bancorp, Inc. of MA	5.06%	13.90%	0.57%	34.57%	11.45%	21.19%	81.93%	$34,980	$137
DNBK Danvers Bancorp, Inc. of MA	11.19%	16.59%	4.21%	24.93%	14.72%	0.15%	70.49%	$112,390	$397
ESBF ESB Financial Corp. of PA	38.81%	20.55%	2.36%	5.93%	0.90%	3.47%	51.18%	$8,340	$23
ESSA ESSA Bancorp, Inc. of PA	16.82%	60.97%	0.73%	4.94%	2.26%	0.18%	46.37%	$45,570	$336
HARL Harleysville Savings Fin. Corp. of PA	16.63%	50.19%	1.26%	6.11%	1.99%	0.13%	54.00%	$1,940	$0
HIFS Hingham Institute for Savings of MA	0.03%	42.71%	2.86%	31.59%	0.03%	0.07%	61.26%	$23,770	$0
NHTB NH Thrift Bancshares of NH	17.83%	41.80%	2.05%	14.70%	7.01%	0.94%	60.48%	$356,250	$1,751
OCFC OceanFirst Fin. Corp of NJ	16.22%	53.64%	1.99%	16.61%	3.50%	0.03%	58.88%	$933,650	$5,794
PBNY Provident NY Bncrp, Inc. of NY	12.17%	22.11%	7.76%	19.12%	8.19%	0.45%	64.05%	$172,000	$1,089
THRD TF Financial Corp. of New town PA	11.40%	48.85%	4.88%	17.97%	0.84%	0.37%	58.03%	$98,600	$597
UBNK United Financial Bancorp of MA	17.36%	33.35%	3.28%	25.35%	7.33%	1.70%	75.93%	$84,650	$500
WFD Westfield Financial Inc. of MA	47.39%	9.31%	0.80%	16.63%	11.58%	0.25%	54.47%	$10,320	$0

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.
loans (6.1% of assets). Construction/land loans and consumer loans equaled 4.4% and 0.4% of the Company’s assets, respectively, which was higher compared to the Peer Group’s average ratios of 2.7% for construction/land loans and lower compared to 3.5% for consumer loans. Revealing the Company’s more significant lending diversification into higher risk types of loans, as well as the higher proportion of loans in IEA, the Company’s risk weighted assets-to-assets ratio was higher than the Peer Group’s ratio (78.36% versus 62.59% for the Peer Group).

RP® Financial, LC.	PEER GROUP ANALYSIS III.14
Interest Rate Risk
     Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group on a pre-Offering basis. In terms of balance sheet composition, Rockville Financial’s interest rate risk characteristics were considered to be similar to the comparable measures for the Peer Group. Most notably, the Company’s tangible equity-to-assets ratio and IEA/IBL ratio were similar to the comparable Peer Group ratios. However, the Company’s level of non-interest earning assets was below the Peer Group’s ratio. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with comparative advantages over the Peer Group’s balance sheet interest rate risk characteristics, with respect to the increases that will be realized in the Company’s equity-to-assets and IEA/IBL ratios.
Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2010 or Most Recent Date Available

	Balance Sheet Measures
			Non-Earn.	Quarterly Change in Net Interest Income
	Equity/	IEA/	Assets/
Institution	Assets	IBL	Assets	6/30/2010	3/31/2010	12/31/2009	9/30/2009	6/30/2009	3/31/2009
	(%)	(%)	(%)	(change in net interest income is annualized in basis points)
Rockville Financial, Inc.	10.1%	108.9%	3.3%	-9	25	26	0	0	-10

All Public Companies	10.9%	107.8%	6.4%	1	5	6	8	0	-1
State of CT	10.6%	109.5%	7.5%	5	16	-1	4	0	-9

Comparable Group
Averages	10.8%	108.8%	5.4%	-1	4	8	6	2	-1
Medians	9.5%	107.0%	5.4%	1	5	5	9	6	0

Comparable Group
BFED Beacon Federal Bancorp of NY	9.9%	107.1%	3.9%	-1	4	14	5	5	10
BRKL Brookline Bancorp, Inc. of MA	16.9%	120.1%	3.2%	6	8	14	-2	40	-16
DNBK Danvers Bancorp, Inc. of MA	10.3%	107.4%	6.1%	4	-14	44	12	6	-6
ESBF ESB Financial Corp. of PA	6.7%	103.8%	6.9%	1	12	11	10	10	6
ESSA ESSA Bancorp, Inc. of PA	16.6%	116.5%	4.1%	-24	-5	0	-2	6	6
HARL Harleysville Savings Fin. Corp. of PA	6.1%	103.4%	3.8%	3	5	13	9	-25	10
HIFS Hingham Institute for Savings of MA	7.1%	104.1%	3.8%	2	1	-7	7	18	0
NHTB NH Thrift Bancshares of NH	6.4%	103.3%	7.5%	-4	9	5	10	-12	-25
OCFC OceanFirst Fin. Corp of NJ	8.8%	105.6%	4.4%	-2	12	-6	15	6	12
PBNY Provident NY Bncrp, Inc. of NY	8.9%	107.0%	10.1%	15	5	1	-7	-7	-21
THRD TF Financial Corp. of New town PA	9.5%	106.7%	5.4%	2	2	5	12	6	14
UBNK United Financial Bancorp of MA	13.9%	111.4%	5.4%	-6	29	4	13	-17	-3
WFD Westfield Financial Inc. of MA	19.4%	118.3%	5.4%	-13	-18	4	-1	-14	-1

NA=Change is greater than 100 basis points during the quarter.

Source:	SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	PEER GROUP ANALYSIS III.15
     To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Rockville Financial and the Peer Group. In general, the more significant fluctuations in the Company’s ratios implied that the interest rate risk associated with the Company’s net interest income was greater in comparison to the Peer Group, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Rockville Financial’s assets and the proceeds will be substantially deployed into interest-earning assets.
Credit Risk
     Overall, based on a comparison of credit quality measures, the Company’s credit risk exposure was considered to be relatively similar to the Peer Group’s, though the reserve coverage rations are lower. As shown in Table 3.6, the Company’s non-performing assets/assets and non-performing loans/loans ratios equaled 1.08% and 1.03%, respectively, versus comparable measures of 0.96% and 1.29% for the Peer Group. The Company’s and Peer Group’s loss reserves as a percent of non-performing loans equaled 91.49% and 134.38%, respectively. Loss reserves maintained as a percent of net loans receivable equaled 0.94% and 1.23% for the Company and the Peer Group, respectively. Net loan charge-offs as a percent of loans were lower for the Company and the Peer Group, as net loan charge-offs as a percentage of loans for the Company equaled 0.17% of loans versus 0.41% of loans for the Peer Group.
Summary
     Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Rockville Financial. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

RP® Financial, LC.	PEER GROUP ANALYSIS III.16
Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2010 or Most Recent Date Available

		NPAs &				Rsrves/
	REO/	90+Del/	NPLs/	Rsrves/	Rsrves/	NPAs &	Net Loan	NLCs/
Institution	Assets	Assets	Loans	Loans	NPLs	90+Del	Chargoffs	Loans
	(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Rockville Financial, Inc.	0.18%	1.08%	1.03%	0.94%	91.49%	75.89%	$2,414 (1)	0.17%

All Public Companies
Averages	0.51%	4.25%	4.92%	1.69%	65.87%	52.38%	$1,552	0.72%
Medians	0.20%	2.56%	3.33%	1.39%	45.65%	40.24%	$642	0.32%

State of CT
Averages	0.19%	1.56%	1.43%	0.98%	68.55%	50.40%	$1,532	0.23%
Medians	0.20%	1.08%	1.12%	0.94%	71.31%	56.81%	$675	0.11%

Comparable Group
Averages	0.13%	0.96%	1.29%	1.23%	134.38%	128.42%	$779	0.41%
Medians	0.07%	0.93%	1.24%	1.02%	105.74%	90.54%	$565	0.14%

Comparable Group
BFED Beacon Federal Bancorp of NY	0.07%	1.56%	1.79%	2.17%	121.24%	107.87%	$580	0.28%
BRKL Brookline Bancorp, Inc. of MA	0.03%	0.61%	0.56%	1.41%	253.47%	187.53%	$874	0.16%
DNBK Danvers Bancorp, Inc. of MA	0.04%	0.81%	1.17%	0.98%	83.76%	79.58%	$565	0.14%
ESBF ESB Financial Corp. of PA	0.03%	0.30%	0.76%	0.93%	121.59%	107.90%	$77	0.05%
ESSA ESSA Bancorp, Inc. of PA	0.20%	1.05%	1.61%	0.95%	59.10%	63.83%	$73	0.04%
HARL Harleysville Savings Fin. Corp. of PA	0.00%	0.06%	0.11%	0.47%	441.49%	441.49%	$43	0.03%
HIFS Hingham Institute for Savings of MA	0.76%	1.57%	1.05%	0.86%	81.26%	42.00%	$1	0.00%
NHTB NH Thrift Bancshares of NH	0.03%	0.37%	1.05%	1.52%	130.20%	244.32%	$852	0.52%
OCFC OceanFirst Fin. Corp of NJ	0.12%	NA	NA	1.02%	NA	NA	$686	0.17%
PBNY Provident NY Bncrp, Inc. of NY	0.11%	1.11%	1.31%	1.82%	138.49%	94.66%	$2,173	0.52%
THRD TF Financial Corp. of New town PA	0.20%	2.21%	3.04%	1.28%	32.98%	32.98%	$16	0.01%
UBNK United Financial Bancorp of MA	0.13%	1.20%	1.51%	0.89%	58.79%	52.43%	$338	0.12%
WFD Westfield Financial Inc. of MA	0.03%	0.63%	1.56%	1.64%	90.24%	86.42%	$3,844	3.26%

(1)	Annualized for six months ended June 30, 2010.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.1
IV. VALUATION ANALYSIS
Introduction
     This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.
Appraisal Guidelines
     The OTS written appraisal guidelines, which have been adopted in practice by the FDIC, the Department, and the Federal Reserve Board, specifies the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.
RP Financial Approach to the Valuation
     The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.
     The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Rockville Financial’s operations and financial condition; (2) monitor Rockville Financial’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and

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national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Rockville Financial’s stock specifically; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.
     The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Rockville Financial’s value, or Rockville Financial’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.
Valuation Analysis
     A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.
1. Financial Condition
     The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

RP® Financial, LC.	VALUATION ANALYSIS
IV.3
▪	Overall A/L Composition. In comparison to the Peer Group, the Company’s IEA composition showed a moderately higher concentration of loans and a lower concentration of cash and investments. Lending diversification into higher risk and higher yielding types of loans was more significant for the Company, which is shown in the higher risk weighted assets-to-assets ratio in comparison to the Peer Group’s ratio. Overall, in comparison to the Peer Group, the Company’s IEA composition provided for a similar yield earned on IEA. The Company’s IBL cost was also similar to the Peer Group’s cost of funds, even though the Company maintained a higher level of deposits and a lower level of borrowings. Overall, as a percent of assets, the Company maintained a broadly similar level of IEA and IBL compared to the Peer Group’s ratios, which resulted in a similar IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio should exceed the Peer Group’s ratio. On balance, RP Financial concluded that asset/liability composition was a favorable factor in our adjustment for financial condition.

▪	Credit Quality. The Company’s ratio for non-performing assets was slightly higher than the Peer Group, while non-performing loans were more favorable than the comparable Peer Group ratio. Loss reserves as a percent of non-performing loans were lower for the Company and the Peer Group also maintained higher loss reserves as a percent of loans. Net loan charge-offs were a comparable factor for the Company and the Peer Group. As noted above, the Company’s risk weighted assets-to-assets ratio was higher than the Peer Group’s ratio. Overall, RP Financial concluded that credit quality was a slightly negative factor in our adjustment for financial condition.

▪	Balance Sheet Liquidity. The Company operated with a lower level of cash and investment securities relative to the Peer Group. Following the infusion of stock proceeds, the Company’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company’s future borrowing capacity was considered to be slightly greater than the Peer Group’s, given the lower level of borrowings currently funding the Company’s assets. Overall, RP Financial concludes that pro forma balance sheet liquidity was a neutral factor in our adjustment for financial condition.

▪	Funding Liabilities. The Company’s IBL composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios, which provided for a slightly lower cost of funds for the Company than the Peer Group. Total IBL as a percent of assets were slightly lower for the Company compared to the Peer Group’s ratio, which was attributable to Rockville Financial’s lower equity position. Following the stock offering, the increase in the Company’s capital position will reduce the level of IBL funding the Company’s assets to a ratio that is comparable to or lower than the Peer Group’s ratio. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

▪	Tangible Equity. The Company currently operates with a lower tangible equity-to-assets ratio than the Peer Group. However, following the stock offering, Rockville Financial’s pro forma tangible equity position is expected to exceed the Peer Group, which will result in greater leverage potential. At the same time, the Company’s more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

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     On balance, Rockville Financial’s balance sheet strength was considered to be more favorable than the Peer Group’s and, thus, a slight upward adjustment was applied for the Company’s financial condition.
2. Profitability, Growth and Viability of Earnings
     Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of a financial institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.
▪	Reported Profitability. The Company reported higher profitability than the Peer Group. The Company’s higher return was attributable to a higher level of net interest income and lower level of loan loss provisions, which was partially offset by the Company’s lower level of non-interest operating income and higher level of operating expenses based on the Peer Group averages. Reinvestment into IEA and leveraging of the pro forma equity position will serve to increase the Company’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the second-step offering. On balance, RP Financial concluded that the Company’s reported earnings were a positive factor in our adjustment for profitability, growth and viability of earnings.

▪	Core Profitability. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of core profitability. The Company operated with a higher net interest income ratio, a higher operating expense ratio and a lower level of non-interest operating income, based on the Peer Group averages. The Company’s ratios for net interest income and operating expenses translated into a similar expense coverage ratio in comparison to the Peer Group’s ratio, but the Company had a slight efficiency ratio disadvantage. Loan loss provisions had a larger impact on the Peer Group’s earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into IEA and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans, as well as incremental costs associated with the growth oriented business plan, indicate that the Company’s pro forma core profitability will be more favorable than the Peer Group average. Therefore, RP Financial concluded that this was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

▪	Interest Rate Risk. Quarterly changes in the net interest income ratio for the Company indicated a higher degree of volatility. Other measures of interest rate risk, such as capital and IEA/IBL ratios were similar to the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/IBL ratios that will be comparable to or exceed the Peer Group ratios, as well as enhance the stability of the Company’s net interest margin through the reinvestment of stock proceeds into IEA. On balance, RP Financial

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concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

▪	Credit Risk. Loan loss provisions were a larger factor in the Peer Group’s profitability. In terms of future exposure to credit quality related losses, the Company maintained a higher concentration of assets in loans and lending diversification into higher credit risk loans. NPAs to assets were higher and NPLs were lower for the Company compared to the Peer Group. Loss reserves were less favorable for the Company, both with respect to total loans and reserves to NPLs. Net loan charge-offs as a percent of loans were higher for the Peer Group. Overall, RP Financial concluded that credit risk was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.

▪	Earnings Growth Potential. Both, the Company and the Peer Group maintained similar interest rate spreads, but the Company’s net interest income has been slightly more volatile. The infusion of stock proceeds will provide the Company with greater leverage potential, and historical growth has been similar to the Peer Group based on the median. The Company’s higher operating expense ratio will come under pressure with the additional stock benefit plans expense. Overall, no adjustment was warranted for earnings growth for profitability, growth and viability of earnings.

▪	Return on Equity. While, the Company’s core ROE is slightly higher than the Peer Group’s core ROE, on a pro forma basis, the Company’s earnings increase will be limited whereas the equity will increase considerably, thus resulting in a less favorable pro forma ROE relative to the Peer Group. Accordingly, this was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.
     On balance, Rockville Financial’s pro forma earnings strength was considered to be more favorable than the Peer Group’s and, thus, a slight upward adjustment was applied for profitability, growth and viability of earnings.
3. Asset Growth
     The Peer Group’s asset growth rate was similar to the Company’s growth rate during the period covered in our comparative analysis, based on the median. On a pro forma basis, the Company’s tangible equity-to-assets ratio will exceed the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On balance, no adjustment was applied for asset growth.
4. Primary Market Area
     The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Rockville Financial’s primary market area for loans and deposits is considered to be north-central Connecticut, where the Company maintains its branch network. At the same time,

RP® Financial, LC.	VALUATION ANALYSIS
IV.6
the Company faces significant competition for loans and deposits from larger financial institutions, which provide a broader array of services and have significantly larger branch networks. A number of the Peer Group companies on average operate in reasonably similar markets.
     Demographic and economic trends and characteristics in the Company’s primary market area are comparable to the primary market areas served by the Peer Group companies (see Exhibit III-4). In this regard, the total population of the three county market area, on average, is comparable to the average of the Peer Group’s primary markets, however, individually, New London and Tolland Counties populations are below the Peer Group averages, while Hartford County was nearly double the average of the Peer Group. The 2000-2010 growth rates for Hartford and New London Counties fall below the Peer Group markets’ average, while Tolland County was much higher. Income levels in the Company’s market are higher than the Peer Group, but the deposit market share exhibited by the Company in Hartford and New London Counties were below the Peer Group average and median. The Company held a large percentage of deposits in Tolland County, in comparison to the Peer Group average and median. Unemployment rates for the markets served by the Peer Group companies were comparable to the unemployment rates exhibited by Hartford, New London, and Tolland Counties.
     On balance, we concluded that no adjustment was appropriate for the Company’s market area.
5. Dividends
     The Company currently pays a quarterly dividend of $0.06 per share. Rockville Financial has indicated its intention to continue to pay a quarter dividend of $0.06 per share or $0.24 per share annually, adjusted for the indicated exchange ratio. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.
     All thirteen of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.53% to 5.20%. The average dividend yield on the stocks of the Peer Group institutions was 3.09% as of August 26, 2010, representing an average payout ratio of 43.53% of core earnings. As of August 26, 2010, approximately 63% of all fully-converted

RP® Financial, LC.	VALUATION ANALYSIS
IV.7
publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.03%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.
     The Company’s indicated dividend policy provides for a lower yield compared to the Peer Group’s average dividend yield. At the same time, the Company will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for this factor.
6. Liquidity of the Shares
     The Peer Group is by definition composed of companies that are traded in the public markets. All thirteen of the Peer Group members trade on NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $56.5 million to $543.2 million as of August 26, 2010, with average and median market values of $188.8 million and $154.8 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.1 million to 59.0 million, with average and median shares outstanding of 13.3 million and 13.5 million, respectively. The Company’s second-step stock offering is expected to provide for a pro forma market value and shares outstanding that will be generally in the upper end of the ranges of market values and shares outstanding indicated for Peer Group companies. Like all of the Peer Group companies, the Company’s stock will continue to be quoted on NASDAQ following the second-step stock offering. Overall, we anticipate that the Company’s public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.
7. Marketing of the Issue
     We believe that four separate markets exist for thrift stocks, including those coming to market such as Rockville Financial’s: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in Connecticut; and (D) the market for the public

RP® Financial, LC.	VALUATION ANALYSIS
IV.8
stock of Rockville Financial. All of these markets were considered in the valuation of the Company’s to-be-issued stock.
     A. The Public Market
     The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.
     In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started the fourth quarter of 2009 with a sell-off, as investors reacted negatively to economic data showing a slow down in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel pushed the Dow Jones industrial Average (“DJIA”) above a 10000 close in mid-October. Mixed economic data and concerns of the sustainability of the recovery following the removal of the federal stimulus programs provided for volatile trading at the close of October. Stocks moved higher in early-November, with the DJIA topping 10000 again on renewed optimism about the economy aided by a report that manufacturing activity rose around the world in October. Expectations that interest rates and inflation would remain low, following a weaker than expected employment report for October, sustained the rally heading into mid-November. The DJIA hit new highs for the year in mid-November, as investors focused on upbeat earnings from major retailers, signs of economic growth in Asia and the Federal Reserve’s commitment to low interest rates. Stocks traded unevenly through the second half of November, reflecting investor uncertainty over the strength of the economic recovery and Dubai debt worries. Easing fears about the Dubai debt crisis, along with a favorable employment report for November, served to bolster stocks at the end of November and into early-December. Mixed economic data, including a better-than-expected increase in November retail sales and November wholesale inflation rising more than expected, sustained a narrow trading range for the broader stock market heading into mid-December. Worries about the state of European economies and the dollar’s surge upended stocks in mid-December. Helped by some positive economic data

RP® Financial, LC.	VALUATION ANALYSIS
IV.9
and acquisition deals in mining and health care, the DJIA posted gains for six consecutive sessions in late-December. Overall, the DJIA closed up 18.8% for 2009, which was 26.4% below its all time high.
     Stocks started 2010 in positive territory on mounting evidence of a global manufacturing rebound, while mixed earnings reports provided for an up and down market in mid-January. The DJIA moved into negative territory for the year heading in into late-January, with financial stocks leading the market lower as the White House proposed new limits on the size and activities of big banks. Technology stocks led the broader market lower at the close of January, as disappointing economic reports dampened growth prospects for 2010. Concerns about the global economy and European default worries pressured stocks lower in early-February, as the DJIA closed below 10000 for the first time in three months. Upbeat corporate earnings and some favorable economic news out of Europe and China held stocks to rebound in mid-February. The positive trend in the broader stock market continued into the second half of February, as investors seized on mild inflation data and more signs that the U.S. economy was recovering. Weak economic data pulled stocks lower at the end of February, although the 2.6% increase in the DJIA for the month of February was its strongest showing since November.
     The DJIA moved back into positive territory for 2010 in early-March, as the broader market rallied on a better-than-expected employment report for February. Stocks trended higher through mid-March, with the DJIA closing up for eight consecutive trading sessions. Factors contributing to the eight day winning streak included bullish comments by Citigroup, expectations of continued low borrowing costs following the Federal Reserve’s mid-March meeting that concluded with keeping its target rate near zero and a brightening manufacturing outlook. Following a one day pull back, the positive trend in the broader market continued heading into late-March. Gains in the health-care sector following the passage of health-care legislation, better-than-expected existing home sales in February, first time jobless claims falling more than expected and solid earnings posted by Best Buy all contributed to the positive trend in stocks. The DJIA moved to a 19-month high approaching the end of the first quarter, as oil stocks led the market higher in response to new evidence of global economic strength. Overall, the DJIA completed its best first quarter since 1999, with a 4.1% increase for the quarter.
     More signs of the economy gaining strength sustained the positive trend in the broader stock market at the start of the second quarter of 2010. The DJIA closed above 11000 heading into mid-April, based on growing optimism about corporate earnings and a recovering economy. Fraud charges against Goldman Sachs halted a six day rally in the market in mid-April, as

RP® Financial, LC.	VALUATION ANALYSIS
IV.10
financial stocks led a one day sell-off in the broader market. The broader stock market generally sustained a positive trend during the second half of April, with encouraging first quarter earnings reports and favorable economic data supporting the gains. Financial stocks pulled the broader stock market lower at the end of April on news of a criminal investigation of Goldman Sachs. The sell-off in the stock market sharpened during the first week of May, largely on the basis of heightened concerns about possible ripple effects stemming from Greece’s credit crisis. Stocks surged after European Union leaders agreed to a massive bailout to prevent Greece’s financial troubles from spreading throughout the region, but then reversed course heading into the second half of May on continued worries about the fallout from Europe’s credit crisis and an unexpected increase in U.S. jobless claims. China’s promise not to unload its European debt sparked a one-day rally in late-May, which was followed by a lower close for the DJIA on the last trading day of May as a downgrade of Spain’s credit rekindled investors’ fears about Europe’s economy. Overall, it was the worst May for the DJIA since 1940. Volatility in the broader stock market continued to prevail in early-June. A rebound in energy shares provided for the third biggest daily gain in the DJIA for 2010, which was followed by a one day decline of over 300 points in the DJIA as weaker than expected employment numbers for May sent the DJIA to a close below 10000. The DJIA rallied back over 10000 in mid-June, as stocks were boosted by upbeat comments from the European Central Bank, a rebound in energy stocks, tame inflation data and some regained confidence in the global economic recovery. Weak housing data for May and persistent worries about the global economy pulled stocks lower in late-June. The DJIA closed out the second quarter of 2010 at a new low for the year, reflecting a decline of 10% for the second quarter.
     A disappointing employment report for June 2010 extended the selling during the first week of July. Following seven consecutive days of closing lower, the DJIA posted a gain as bargain hunters entered the market. Some strong earnings reports at the start of second quarter earnings season and upbeat data on jobs supported a seven day winning streak in the broader stock market and pushed the DJIA through the 10000 mark going into mid-July. Renewed concerns about the economy snapped the seven day winning streak in the DJIA, although losses in the broader stock market were pared on news that Goldman Sachs reached a settlement with the SEC. Stocks slumped heading into the second half of July, as Bank of America and Citigroup reported disappointing second quarter earnings and an early-July consumer confidence report showed that consumers were becoming more pessimistic. Favorable second quarter earnings supported a rally in the broader stock market in late-July,

RP® Financial, LC.	VALUATION ANALYSIS
IV.11
with the DJIA moving back into positive territory for the year. Overall, the DJIA was up 7.1% for the month of July, which was its strongest performance in a year.
     Better-than-expected economic data helped to sustain the stock market rally at the beginning of August 2010, but stocks eased lower following the disappointing employment report for July. The downturn in the broader stock market accelerated in the second half of August, as a number of economic reports for July showed the economy was losing momentum which more than overshadowed a pick-up in merger activity. On August 26, 2010, the DJIA closed at 9985.81, an increase of 4.2% from one year ago and a decrease of 4.2% year-to-date and the NASDAQ closed at 2118.69, an increase of 4.5% from one year ago and a decrease of 6.6% year-to-date. The Standard & Poor’s 500 Index closed at 1047.22 on August 26, 2010, an increase of 1.6% from one year ago and a decrease of 6.1% year-to-date.
     The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. Some disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of fourth quarter of 2009. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Concerns of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. After bouncing higher on a better-than-expected report for third quarter GDP growth, financial stocks led the broader market lower at the end of October in the face of a negative report on consumer spending. In contrast to the broader market, thrift stocks edged lower following the Federal Reserve’s early-November statement that it would leave the federal funds rate unchanged. Thrift stocks rebounded along with the broader market going into mid-November, following some positive reports on the economy and comments from the Federal Reserve that interest rates would remain low amid concerns that unemployment and troubles in commercial real estate would weigh on the economic recovery. Fresh economic data that underscored expectations for a slow economic recovery and Dubai debt worries pushed thrift stocks lower during the second half of November. Financial stocks led a broader market rebound at the close of November and into early-December, which was supported by a favorable report for home sales in October and expectations that the Dubai debt crisis would have a limited impact on U.S. banks. The favorable employment report for November added to gains in the thrift sector in early-December. Financial stocks edged higher in mid-December on news that Citigroup was repaying TARP funds, which was followed by a pullback following a report that wholesale inflation rose more than expected in November and mid-December

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unemployment claims were higher than expected. More attractive valuations supported a snap-back rally in thrift stocks heading into late-December, which was followed by a narrow trading range for the thrift sector through year end. Overall, the SNL Index for all publicly-traded thrifts was down 10.2% in 2009, which reflects significant declines in the trading prices of several large publicly-traded thrifts during 2009 pursuant to reporting significant losses due to deterioration in credit quality.
     Thrift stocks traded in a narrow range during the first few weeks of 2010, as investors awaited fourth quarter earnings reports that would provide further insight on credit quality trends. An unexpected jump in jobless claims and proposed restrictions by the White House on large banks depressed financial stocks in general heading into late-January. Amid mixed earnings reports, thrift stocks traded in a narrow range for the balance of January. Financial stocks led the broader market lower in early-February and then rebounded along with the broader market in mid-February on some positive economic data including signs that prices were rising in some large metropolitan areas. Mild inflation readings for wholesale and consumer prices in January sustained the upward trend in thrift stocks heading into the second half of February. Comments by the Federal Reserve Chairman that short-term interest rates were likely to remain low for at least several months helped thrift stocks to ease higher in late-February.
     The thrift sector moved higher along with the broader stock market in-early March 2010, aided by the better-than-expected employment report for February. Financial stocks propelled the market higher heading into mid-March on optimism that Citigroup would be able to repay the U.S. Government after a successful offering of trust preferred securities. The Federal Reserve’s recommitment to leaving its target rate unchanged “for an extended period” sustained the positive trend in thrift stocks through mid-March. Thrift stocks bounced higher along with the broader stock market heading into late-March, which was followed by a slight pullback as debt worries sent the yields on Treasury notes higher.
     An improving outlook for financial stocks in general, along with positive reports for housing, employment and retail sales, boosted thrift stocks at the start of the second quarter of 2010. A nominal increase in March consumer prices and a strong first quarter earnings report from JP Morgan Chase & Co. supported a broad rally in bank and thrift stocks heading into mid-April, which was followed by a pullback on news that the SEC charged Goldman Sachs with fraud. Thrift stocks generally underperformed the broader stock market during the second half of April, as financial stocks in general were hurt by uncertainty about the progress of financial

RP® Financial, LC.	VALUATION ANALYSIS
IV.13
reform legislation, Greece’s debt crisis and news of a criminal investigation of Goldman Sachs. Thrift stocks retreated along the broader stock market in the first week of May, based on fears that the growing debt crisis in Europe could hurt the economic recovery. Likewise, thrift stocks surged higher along with the broader stock market after European Union officials announced a massive bailout plan to avert a public-debt crisis and then retreated heading into the second half of May on lingering concerns about the euro. News of rising mortgage delinquencies in the first quarter of 2010, an expected slowdown in new home construction and uncertainty over financial reform legislation further contributed to lower trading prices for thrift stocks. Thrift stocks participated in the one-day broader market rally in late-May and then declined along with the broader stock market at the close of May. Some positive economic reports provided a boost to thrift stocks at the start of June, which was followed a sharp decline in the sector on the disappointing employment report for May. Gains in the broader stock market provided a boost to thrift stocks as well heading in mid-June. Weaker-than-expected housing data for May and uncertainty surrounding the final stages of the financial reform legislation pressured thrift stocks lower in late-June.
     Thrift stocks declined along with the broader stock market at the start of the third quarter of 2010, as home sales in May declined sharply following the expiration of a special tax credit for home buyers. A report showing that home loan delinquencies increased in May further depressed thrift stocks, while the broader market moved higher on more attractive valuations. Financial stocks helped to lead the stock market higher through mid-July, as State Street projected a second quarter profit well above analysts’ forecasts which fueled a more optimistic outlook for second quarter earnings reports for the financial sector. Thrift stocks retreated along with the financial sector in general in mid-July on disappointing retail sales data for June and second quarter earnings results for Bank of America and Citigroup reflecting an unexpected drop in their revenues. Some favorable second quarter earnings reports which reflected improving credit measures helped to lift the thrift sector in late-July and at the beginning of August. Thrift stocks pulled back along with the broader market on weak employment data for July, which raised fresh concerns about the strength of the economy and the risk of deflation. The sell-off in thrift stocks became more pronounced in the second half of August, with signs of slower growth impacting most sectors of the stock market. Thrift stocks were particularly hard hit by the dismal housing data for July, which showed sharp declines in both existing and new home sales. On August 26, 2010, the SNL Index for all publicly-traded thrifts closed at 521.4, a decrease of 7.5% from one year ago and a decrease of 11.2% year-to-date.

RP® Financial, LC.	VALUATION ANALYSIS
IV.14
     B. The New Issue Market
     In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.
     Two standard conversions and six second-step conversions have been completed during the past three months. The recently completed second-step conversion offerings are considered to be more relevant for our analysis, which were completed in late-June and the first half of July. In general, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/B ratios than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. As shown in Table 4.1, with the exception of Oritani Financial Corp., all of the second- step conversion offerings were completed between the minimum and midpoint of their offering ranges. Oritani Financial Corp.’s offering was completed at slightly above the midpoint of its offering range. The average closing pro forma price/tangible book ratio of the recent second-step conversion offerings equaled 79.1%. On average, the second-step conversion offerings reflected a 2.3% decrease in price from their IPO prices after the first week of trading. As of August 26, 2010, the recent second-step conversion offerings reflected an average decrease of 3.8% in price from their IPO prices.

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Table 4.1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases					Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality						Charitable Found.		% Off Incl. Fdn.					Pricing Ratios(3)			Financial Charac.				Closing Price:
													Benefit Plans
																	Initial								First		After		After
	Conver.			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		% of		Recog.	Stk	Mgmt.&	Dividend		Core		Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offered	Mid.	Proc.	Form	Offering	ESOP	Plans	Option	Dirs.	Yield	P/TB	P/E	P/A	ROA	TE/A	ROE	Price	Day	Change	Week(4)	Change	Month(5)	Change	8/26/10	Change
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Peoples Federal Bancshares, Inc. — MA	7/7/10	PEOP-NASDAQ	$488	10.77%	0.32%	199%	$66.1	100%	132%	2.8%	Stock	8.0%	8.0%	4.0%	10.0%	3.3%	0.00%	64.7%	45.5	13.1%	0.3%	20.2%	1.4%	$10.00	$10.40	4.0%	$10.69	6.9%	$10.42	4.2%	$10.19	1.9%
Fairmount Bancorp, Inc. — MD	6/3/10	FMTB-OTCBB	$67	10.57%	0.40%	152%	$4.4	100%	89%	15.8%	N.A.	N.A.	8.0%	4.0%	10.0%	14.6%	0.00%	43.9%	11.4	6.5%	0.6%	14.8%	0.6%	$10.00	$11.00	10.0%	$12.00	20.0%	$11.00	10.0%	$11.75	17.5%

Averages — Standard Conversions:			$278	10.67%	0.36%	176%	$35.3	100%	111%	9.3%	N.A.	8.0%	8.0%	4.0%	10.0%	9.0%	0.00%	54.3%	28.5x	9.8%	0.5%	17.5%	1.0%	$10.00	$10.70	7.0%	$11.35	13.45%	$10.71	7.10%	$10.97	9.70%
Medians — Standard Conversions:			$278	10.67%	0.36%	176%	$35.3	100%	111%	9.3%	N.A.	8.0%	8.0%	4.0%	10.0%	9.0%	0.00%	54.3%	28.5x	9.8%	0.5%	17.5%	1.0%	$10.00	$10.70	7.0%	$11.35	13.45%	$10.71	7.10%	$10.97	9.70%

Second Step Conversions
Jacsonville Bancorp, Inc. — IL	7/15/10	JXSB-NASDAQ	$290	9.12%	1.02%	111%	$10.4	54%	89%	12.0%	N.A.	N.A.	4.0%	0.0%	10.0%	9.6%	3.00%	59.3%	19.07	6.5%	0.3%	11.0%	2.9%	$10.00	$10.65	6.5%	$10.58	5.8%	$10.13	1.3%	$10.43	4.3%
Colonial Financial Services — NJ	7/13/10	COBK-NASDAQ	$568	8.20%	0.43%	124%	$23.0	55%	85%	8.0%	N.A.	N.A.	4.0%	4.0%	10.0%	1.6%	0.00%	63.4%	14.01	7.1%	0.5%	11.2%	4.5%	$10.00	$10.05	0.5%	$9.65	-3.5%	$9.80	-2.0%	$9.60	-4.0%
Oneida Financial Corp. — NY	7/7/10	ONFC-NASDAQ	$596	9.61%	0.90%	1041%	$31.5	55%	100%	8.0%	N.A.	N.A.	4.0%	4.0%	10.0%	4.2%	6.00%	97.3%	15.12	9.2%	0.6%	9.9%	4.5%	$8.00	$7.50	-6.3%	$7.50	-6.3%	$7.90	-1.3%	$7.70	-3.8%
View Point Financial Group — TX	7/7/10	VPFG-NASDAQ	$2,477	8.42%	0.61%	108%	$198.6	57%	99%	4.0%	N.A.	N.A.	4.0%	4.0%	10.0%	0.2%	0.00%	93.2%	28.61	13.2%	0.5%	14.2%	3.3%	$10.00	$9.50	-5.0%	$9.55	-4.5%	$9.70	-3.0%	$9.09	-9.1%
Fox Chase Bancorp, Inc. — PA	6/29/10	FXCB-NASDAQ	$1,156	10.83%	2.91%	38%	$87.1	60%	85%	5.0%	N.A.	N.A.	4.0%	3.1%	7.9%	0.7%	0.00%	72.1%	NM	11.8%	-0.1%	16.4%	-0.6%	$10.00	$9.59	-4.1%	$9.60	-4.0%	$9.68	-3.2%	$9.53	-4.7%
Oritani Financial Corp. — NJ	6/24/10	ORIT-NASDAQ	$2,054	12.38%	2.03%	60%	$413.6	74%	106%	2.8%	N.A.	N.A.	4.0%	4.0%	10.0%	0.5%	3.00%	89.4%	38.03	23.0%	0.6%	25.7%	2.4%	$10.00	$10.31	3.1%	$9.86	-1.4%	$9.91	-0.9%	$9.42	-5.8%

Averages — Second Step Conversions:			$1,190	9.76%	1.32%	247%	$127.4	59%	94%	6.6%	N.A.	N.A.	4.0%	3.2%	9.7%	2.8%	2.00%	79.1%	23.0x	11.8%	0.4%	14.7%	2.8%	$9.67	$9.60	-0.9%	$9.46	-2.3%	$9.52	-1.5%	$9.30	-3.8%
Medians — Second Step Conversions:			$876	9.37%	0.96%	110%	$59.3	56%	94%	6.5%	N.A.	N.A.	4.0%	4.0%	10.0%	1.2%	1.50%	80.8%	19.1x	10.5%	0.5%	12.7%	3.1%	$10.00	$9.82	-1.8%	$9.63	-3.8%	$9.75	-1.6%	$9.48	-4.4%

Mutual Holding Company Conversions

Averages — Mutual Holding Company Conversions:
Medians — Mutual Holding Company Conversions:

Averages — All Conversions:			$962	9.99%	1.08%	229%	$104.3	69%	98%	7.3%	NA	8.0%	5.0%	3.4%	9.7%	4.3%	1.50%	72.9%	24.5x	11.3%	0.4%	15.4%	2.4%	$9.75	$9.88	1.1%	$9.93	1.6%	$9.82	0.6%	$9.71	-0.5%
Medians — All Conversions:			$582	10.09%	0.76%	118%	$48.8	59%	94%	6.5%	NA	8.0%	4.0%	4.0%	10.0%	2.5%	0.00%	68.4%	19.1x	10.5%	0.5%	14.5%	2.6%	$10.00	$10.18	1.8%	$9.76	-2.5%	$9.86	-1.1%	$9.57	-3.9%

Note: * — Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT” — Not Traded; “NA” — Not Applicable, Not Available; C/S-Cash/Stock.

(1)	Non-OTS regulated thrift.

(2)	As a percent of MHC offering for MHC transactions.

(3)	Does not take into account the adoption of SOP 93-6.

(4)	Latest price if offering is less than one week old.

(5)	Latest price if offering is more than one week but less than one month old.

(6)	Mutual holding company pro forma data on full conversion basis.

(7)	Simultaneously completed acquisition of another financial institution.

(8)	Simultaneously converted to a commercial bank charter.

(9)	Former credit union.
August 26, 2010

RP® Financial, LC.	VALUATION ANALYSIS
IV.16
     Shown in Table 4.2 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current average P/TB ratio for the recent fully-converted offerings equaled 73.79%, based on closing stock prices as of August 26, 2010.
     C. The Acquisition Market
     Also considered in the valuation was the potential impact on Rockville Financial’s stock price of recently completed and pending acquisitions of other thrift institutions operating in Connecticut. As shown in Exhibit IV-4, there was one Connecticut thrift acquisition completed from the beginning of 2006 through August 26, 2010, and there is currently one acquisition pending for a Connecticut savings institution which is the recently announced acquisition of NewAlliance Bancshares by First Niagara Financial Group. The recent acquisition activity involving Connecticut savings institutions may imply a certain degree of acquisition speculation for the Company’s stock. To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisit ion activity as the Company’s market and, thus, are subject to the same type of acquisition speculation that may influence Rockville Financial’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Rockville Financial’s stock would tend to be less compared to the stocks of the Peer Group companies.
     D. Trading in Rockville Financial’s Stock
     Since Rockville Financial’s minority stock currently trades under the symbol “RCKB” on NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Rockville Financial had a total of 18,853,112 shares issued and outstanding at June 30, 2010, of which 8,163,862 shares were held by public shareholders and traded as public securities. The Company’s stock has had a 52 week trading range of $8.82 to $14.43 per share and its closing price on August 26, 2010 was $11.43 for an implied market value of $215.5 million.
     There are significant differences between the Company’s minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios and dividend payments, if any, will be made on all shares outst anding. Since the pro forma impact has not been publicly

RP® Financial, LC.	VALUATION ANALYSIS
IV.17
Table 4.2
Market Pricing Comparatives
Prices As of August 26, 2010

	Market		Per Share Data
	Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
	Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
Financial Institution	Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	$9.55	$270.27	$(0.12)	$12.77	18.46x	75.64%	9.12%	83.11%	18.15x	$0.23	2.01%	30.41%	$2,698	11.65%	10.89%	4.15%	-0.10%	0.67%	-0.14%	-0.02%
Converted Last 3 Months (no MHC)	$9.42	$167.58	$0.34	$13.94	21.10x	69.09%	11.47%	73.79%	18.52x	$0.18	2.10%	12.66%	$1,202	11.20%	10.54%	0.85%	0.33%	3.50%	0.35%	3.87%

Converted Last 3 Months (no MHC)
COBK Colonial Financial Services of NJ	$9.60	$40.06	$0.71	$15.78	20.00x	60.84%	6.82%	60.84%	13.52x	$0.00	0.00%	0.00%	$587	7.46%	7.46%	NA	0.34%	4.58%	0.50%	6.77%
FXCB Fox Chase Bancorp, Inc. of PA	$9.53	$138.63	$(0.13)	$14.19	NM	67.16%	11.15%	67.16%	NM	$0.00	0.00%	NM	$1,243	16.61%	16.61%	NA	-0.06%	-0.51%	-0.16%	-1.34%
JXSB Jacksonville Bancorp Inc. of IL	$10.43	$20.07	$0.52	$18.27	13.20x	57.09%	6.72%	61.90%	20.06x	$0.30	2.88%	37.97%	$298	8.59%	7.67%	NA	0.51%	5.93%	0.34%	3.90%
ONFC Oneida Financial Corp. of NY	$7.70	$55.17	$0.53	$11.69	14.81x	65.87%	8.86%	93.67%	14.53x	$0.53	6.88%	NM	$623	8.74%	5.11%	NA	0.60%	6.84%	0.61%	6.97%
ORIT Oritani Financial Corp. of NJ	$9.42	$529.42	$0.16	$11.45	NM	82.27%	21.37%	82.27%	NM	$0.30	3.18%	NM	$2,477	25.98%	25.98%	NA	0.40%	2.59%	0.43%	2.76%
PEOP Peoples Federal Bncshrs. Inc. of MA	$10.19	$72.78	$0.22	$15.45	36.39x	65.95%	13.34%	65.95%	NM	$0.00	0.00%	0.00%	$546	0.00%	0.00%	NA	0.37%	NM	0.29%	NM
VPFG ViewPoint Financial Group of TX	$9.09	$316.92	$0.35	$10.76	NM	84.48%	12.00%	84.72%	25.97x	$0.16	1.76%	NM	$2,642	11.05%	10.98%	0.85%	0.17%	1.55%	0.46%	4.18%

(1)	Average of High/Low or Bid/Ask price per share.

(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.

(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)	Indicated 12 month dividend, based on last quarterly dividend declared.

(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.18
disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.
* * * * * * * * * * *
          In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Company’s minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.
     8. Management
          The Company’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of the Company’s Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure.
          In June 2010, the Company announced that the President and CEO, will retire at the annual meeting of shareholders to be held in April 2011. In addition, the Company’s EVP and COO retired effective June 30, 2010, with his responsibilities assumed by two senior executives of the Company. The Company has retained a third party to engage in a search for the President and CEO successor, who is expected to be identified by January 2011. A new COO may be named after consultation with the new CEO. The current CEO will remain on the Board until his term expires in 2013, but could possibly continue in a consulting role for the Company after retirement. The former COO remains on the Board until 2011 and currently consults for the Company. Importantly, given the Company’s current strong operations, history of profitable operations, status as a full stock company and Connecticut location where there is a number of prospective qualified management candidates, we believe the prospective CEO vacancy does not represent a significant obstacle to the Company’s future operations.
          Overall, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies.

RP® Financial, LC.	VALUATION ANALYSIS
IV.19
Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.
9. Effect of Government Regulation and Regulatory Reform
     In summary, as a fully-converted regulated institution, Rockville Financial will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.
Summary of Adjustments
     Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment
Valuation Approaches
     In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

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IV.20
     In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.
     RP Financial’s valuation placed an emphasis on the following:
•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches. Given certain similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

•	Trading of RCKB stock. Converting institutions generally do not have stock outstanding. Rockville Financial, however, has public shares outstanding due to the mutual holding company form of ownership. Since Rockville Financial is currently traded on NASDAQ, it is an indicator of investor interest in the Company’s conversion stock and therefore received some weight in our valuation. Based on the August 26, 2010, stock price of $11.43 per share and the 18,853,112 shares of Rockville Financial stock outstanding, the Company’s implied market value of $215.5 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Rockville Financial’s stock was somewhat discounted herein but will become more important towards the closing of the offering.
     The Company has adopted Statement of Position (“SOP”) 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased

RP® Financial, LC.	VALUATION ANALYSIS
IV.21
ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.
     In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus will increase equity and earnings. At June 30, 2010, the MHC had unconsolidated net assets of $7.7 million, which reflects the initial capital at the time of the MHC reorganization and the accumulated dividends on the MHC shares, as well as the earnings of such funds. As mentioned previously, while the consolidation of these assets increases the pro forma value of the Company, it also results in some pro forma ownership dilution for the minority shareholders pursuant to the application of FDIC policy regarding such assets in prior second step conversion transactions. Specifically, we have adjusted the minority ownership ratio from the current 43.30% ratio to 41.81% to account for the impact of MHC assets and have reflected the formula based on applicable FDIC policy on the following page.
     Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 26, 2010, the aggregate pro forma market value of Rockville Financial’s conversion stock equaled $223,406,080 at the midpoint, equal to 22,340,608 shares at $10.00 per share. The $10.00 per share price was determined by the Rockville Financial Board. The midpoint and resulting valuation range is based on the sale of a 58.19% ownership interest for the consolidation of the MHC net assets to the public (as adjusted above), which provides for a $130,000,000 public offering at the midpoint value, and considers the pro forma impact of a cash contribution to the Foundation equal to 3% of the net offering proceeds (i.e., gross proceeds less expenses).
     1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings equaled $11.540 million for the twelve months ended June 30, 2010. In deriving Rockville Financial’s core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of loans ($977,000), gains on the sale of investment securities ($188,000), and OTTI on securities ($5,000). As shown below, on a tax

RP® Financial, LC.	VALUATION ANALYSIS
IV.22
Rockville Financial, Inc. (“Mid-Tier”)
Impact of MHC Assets & Waived Dividends on Minority Ownership In 2nd Step
Financial and Stock Ownership Data as of June 30, 2010
Reflects Appraised Pro Forma Market Value as of August 26, 2010
Key Input Assumptions

Mid-Tier Stockholders’ Equity	$162,384,000	(BOOK)
Aggregate Dividends Waived by MHC	$0	(WAIVED DIVIDENDS)
Minority Ownership Interest	43.30%	(PCT)
Pro Forma Market Value	$223,406,080	(VALUE)
Market Value of MHC Assets (Other than Stock in Bank)	$7,685,000	(MHC ASSETS) (1)
Adjustment for MHC Assets & Waived Diviends — 2 Step Calculation (as required by FDIC & FRB)

Step 1: To Account for Waiver of Dividends	=	(BOOK — WAIVED DIVIDENDS) x PCT BOOK

	=	43.30%

Step 2: To Account for MHC Assets	=	(VALUE — MHC ASSETS) x Step 1 VALUE

	=	41.81% (rounded)
Current Ownership

MHC Shares	10,689,250	56.70%
Public Shares	8,163,862	43.30%

Total Shares	18,853,112	100.00%
Pro Forma Ownership (2)

				Appraised Midpoint Value
				Per Share	Aggregate
Shares Issued in Offering (3)	13,000,000	58.19	% (5)	$10.00	$130,000,000
Public Shares (3)	9,340,608	41.81	% (5)	$10.00	$93,406,080

Pro Forma Shares (4)	22,340,608	100.00%		$10.00	$223,406,080

(1)	Net assets at MHC level, less aggregate dividends paid to MHC

(2)	Adjusted for exchange ratio reflecting offering of $10.00 per share

(3)	Incorporates adjustment in ownership ratio for MHC assets and waived dividends

(4)	Reflects pro forma shares outstanding

(5)	Rounded to two decimal points.

RP® Financial, LC.	VALUATION ANALYSIS
IV.23
effected basis, assuming an effective marginal tax rate of 34.0% for the earnings adjustments, the Company’s core earnings were determined to equal $10.774 million for the twelve months ended June 30, 2010. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)
Net income (loss)	$11,540
Deduct: Gain on sale of loans	(977)
Deduct: Gain on sale of investments	(188)
Add: Impairment loss on securities (1)	5
Tax effect	394

Core earnings estimate	$10,774

(1)	Tax effected at 34.0%.
     Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $223.4 million midpoint value equaled 20.29 times and 21.81 times, respectively, indicating premiums of 20.2% for both, relative to the Peer Group’s average reported and core earnings multiples of 16.88 times and 18.15 times, respectively (see Table 4.3). In comparison to the Peer Group’s median reported and core earnings multiples of 14.37 times and 16.24 times, respectively, the Company’s pro forma reported and core P/E multiples at the midpoint value indicated premiums of 41.2% and 34.3%, respectively. The Company’s pro forma P/E ratios based on reported earnings at the minimum and the supermaximum equaled 17.13 times and 27.24 times, respectively, and based on core earnings at the minimum and the supermaximum equaled 18.40 times and 29.31 times, respectively.
     2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. Based on the $223.4 million midpoint valuation, the Company’s pro forma P/B and P/TB ratios equaled 79.62% and 80.00%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 92.57% and 103.83%, the Company’s ratios reflected a discount of 14.0% on a P/B basis and a discount of 23.0% on a P/TB basis. In comparison to the Peer Group’s median P/B and P/TB ratios of 91.33% and 107.99%, respectively, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 12.8% and 26.0%, respectively. At the top of the super range, the Company’s P/B and P/TB ratios equaled 93.20% and 93.55%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB

RP® Financial, LC.	VALUATION ANALYSIS
IV.24
Table 4.3
Public Market Pricing
Rockville Financial, Inc. and the Comparables
As of August 26, 2010

	Market		Per Share Data
	Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)									2nd Step
	Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core		Exchange	Offering
	Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Ratio	Amount
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		($Mil)
Rockville Financial, Inc.
Superrange	$10.00	$295.45	$0.34	$10.73	27.24x	93.20%	16.82%	93.55%	29.31x	$0.16	1.60%	46.90%	$1,757	18.04%	17.99%	0.99%	0.62%	3.42%	0.57%	3.18%	1.5131	$171.93
Maximum	$10.00	$256.92	$0.40	$11.58	23.50x	86.36%	14.79%	86.66%	25.27x	$0.18	1.80%	45.49%	$1,737	17.13%	17.07%	1.00%	0.63%	3.67%	0.59%	3.42%	1.3158	$149.50
Midpoint	$10.00	$223.41	$0.46	$12.56	20.29x	79.62%	12.99%	79.94%	21.81x	$0.21	2.10%	45.80%	$1,720	16.32%	16.26%	1.01%	0.64%	3.92%	0.60%	3.65%	1.1441	$130.00
Minimum	$10.00	$189.90	$0.54	$13.89	17.13x	71.99%	11.15%	72.31%	18.40x	$0.25	2.50%	46.00%	$1,703	15.49%	15.43%	1.02%	0.65%	4.20%	0.61%	3.91%	0.9725	$110.50

All Non-MHC Public Companies (7)
Averages	$9.96	$310.56	$(0.20)	$13.92	18.32x	69.82%	8.10%	77.62%	17.69x	$0.24	2.03%	31.90%	$2,930	11.35%	10.56%	3.93%	-0.17%	0.36%	-0.23%	-0.63%
Medians	$9.60	$60.84	$0.19	$13.56	15.19x	67.16%	6.77%	73.61%	16.20x	$0.20	1.79%	0.00%	$967	9.85%	8.97%	2.62%	0.22%	2.45%	0.17%	1.61%

All Non-MHC State of CT(7)
Averages	$12.65	$2,992.43	$0.39	$14.33	22.95x	88.33%	18.22%	137.26%	23.37x	$0.45	3.56%	50.91%	$15,332	20.73%	14.57%	0.00%	0.53%	2.78%	0.53%	2.78%
Medians	$12.65	$2,992.43	$0.39	$14.33	22.95x	88.33%	18.22%	137.26%	23.37x	$0.45	3.56%	51.85%	$15,332	20.73%	14.57%	0.00%	0.53%	2.78%	0.53%	2.78%

Comparable Group Averages
Averages	$14.15	$188.76	$0.98	$15.20	16.88x	92.57%	10.94%	103.83%	18.15x	$0.42	3.09%	43.53%	$1,599	11.95%	10.91%	0.96%	0.64%	6.24%	0.59%	5.82%
Medians	$11.49	$154.82	$0.64	$13.76	14.37x	91.33%	9.74%	107.99%	16.24x	$0.34	3.11%	46.15%	$1,235	10.17%	9.60%	0.93%	0.59%	5.17%	0.54%	4.75%

Comparable Group
BFED Beacon FederalBancorp of NY	$10.00	$65.21	$0.88	$16.31	12.66x	61.31%	6.08%	61.31%	11.36x	$0.20	2.00%	25.32%	$1,072	9.92%	9.92%	1.56%	0.48%	5.06%	0.54%	5.63%
BRKL Brookline Bancorp, Inc. of MA	$9.20	$543.15	$0.40	$8.34	21.40x	110.31%	20.42%	121.53%	23.00x	$0.34	3.70%	NM	$2,660	18.60%	17.17%	0.61%	0.96%	5.17%	0.89%	4.81%
DNBK Danvers Bancorp, Inc. of MA	$15.11	$322.98	$0.56	$13.76	24.77x	109.81%	12.77%	124.16%	26.98x	$0.08	0.53%	13.11%	$2,529	11.63%	10.42%	0.81%	0.58%	4.94%	0.54%	4.53%
ESBF ESB Financial Corp. of PA	$12.86	$154.82	$1.12	$14.41	12.02x	89.24%	7.95%	118.31%	11.48x	$0.40	3.11%	37.38%	$1,948	8.89%	6.84%	0.30%	0.66%	7.79%	0.69%	8.16%
ESSA ESSA Bancorp, Inc. of PA	$11.00	$148.75	$0.32	$13.06	30.56x	84.23%	13.94%	84.23%	34.38x	$0.20	1.82%	55.56%	$1,067	16.55%	16.55%	1.05%	0.46%	2.68%	0.41%	2.38%
HARL Harleysville Savings Fin. Corp. of PA	$15.39	$56.54	$1.36	$14.29	11.40x	107.70%	6.52%	107.70%	11.32x	$0.76	4.94%	56.30%	$867	6.05%	6.05%	0.06%	0.59%	9.74%	0.59%	9.81%
HIFS Hingham Institute for Savings of MA	$38.47	$81.71	$4.28	$32.47	8.91x	118.48%	8.41%	118.48%	8.99x	$0.92	2.39%	21.30%	$972	7.10%	7.10%	1.57%	0.99%	13.99%	0.98%	13.86%
NHTB NH Thrift Bancshares of NH	$10.00	$57.72	$0.64	$14.30	8.33x	69.93%	5.81%	107.99%	15.63x	$0.52	5.20%	43.33%	$993	9.31%	6.57%	0.37%	0.74%	7.80%	0.39%	4.16%
OCFC OceanFirst Fin. Corp of NJ	$11.49	$216.28	$0.75	$10.35	14.19x	111.01%	9.74%	111.01%	15.32x	$0.48	4.18%	59.26%	$2,220	8.78%	8.78%	NA	0.75%	8.53%	0.69%	7.89%
PBNY Provident NY Bncrp, Inc. of NY	$7.95	$307.09	$0.41	$11.11	15.29x	71.56%	10.36%	116.23%	19.39x	$0.24	3.02%	46.15%	$2,964	14.48%	9.44%	1.11%	0.68%	4.74%	0.54%	3.73%
THRD TF Financial Corp. of New tow n PA	$21.40	$57.46	$1.27	$27.31	14.56x	78.36%	7.97%	83.53%	16.85x	$0.80	3.74%	54.42%	$721	10.17%	9.60%	2.21%	0.55%	5.50%	0.48%	4.75%
UBNK United Financial Bancorp of MA	$13.66	$223.46	$0.59	$13.64	28.46x	100.15%	14.46%	104.04%	23.15x	$0.32	2.34%	66.67%	$1,545	14.44%	13.98%	1.20%	0.55%	3.56%	0.68%	4.38%
WFD Westfield Financial Inc. of MA	$7.48	$218.75	$0.13	$8.19	NM	91.33%	17.71%	91.33%	NM	$0.24	3.21%	NM	$1,235	19.39%	19.39%	0.63%	0.34%	1.64%	0.31%	1.52%

(1)	Average of High/Low or Bid/Ask price per share.

(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)	Indicated 12 month dividend, based on last quarterly dividend declared.

(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

RP® Financial, LC.	VALUATION ANALYSIS
IV.25
ratios at the top of the super range reflected a premium of 0.7% and a discount of 9.9%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected a premium of 2.1% and a discount of 13.4%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable given the Company’s pro forma P/E multiples were at significant premiums to the Peer Group’s P/E multiples.
     4. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $223.4 million midpoint of the valuation range, the Company’s value equaled 12.99% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.94%, which implies a premium of 18.7% has been applied to the Company’s pro forma P/A ratio. In comparison to the Peer Group’s median P/A ratio of 9.74%, the Company’s pro forma P/A ratio at the midpoint value reflects a premium of 33.4%.
Comparison to Recent Offerings
     As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, six second-step conversions have been completed within the past three months and closed at an average pro forma price/tangible book ratio of 79.1% (see Table 4.1) and, on average, decreased 2.3% from their IPO prices during the first week of trading. In comparison, the Company’s pro forma price/tangible book ratio at the appraised midpoint value reflects a premium of 1.1%. The current average P/TB ratio of the six recent second-step conversions based on closing stock prices as of August 26, 2010, equaled 75.1%. In comparison to the average current P/TB ratio of the six recent second-step conversions, the Company’s P/TB ratio at the midpoint value reflects an implied premium of 6.4% and at the top of the super range the Company’s P/TB ratio reflects an implied premium of 24.6%.

RP® Financial, LC.	VALUATION ANALYSIS
IV.26
Valuation Conclusion
     Based on the foregoing, it is our opinion that, as of August 26, 2010, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering — including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company — was $223,406,080 at the midpoint, equal to 22,340,608 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $189,895,170 or 18,989,517 shares at the minimum; $256,917,000, or 25,691,700 shares at the maximum; and $295,454,550 or 29,545,455 shares, at the supermaximum (also known as “maximum, as adjusted”).
     Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $130,000,000, equal to 13,000,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $110,500,000, or 11,050,000 shares, at the minimum; $149,500,000 or 14,950,000 shares at the maximum; and $171,925,000 or 17,192,500 shares, at the supermaximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.
Establishment of the Exchange Ratio
     OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Rockville Financial has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FDIC policy with respect to the treatment of MHC assets. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal.

RP® Financial, LC.	VALUATION ANALYSIS
IV.27

			Exchange Shares
		Offering	Issued to the	Exchange
	Total Shares	Shares	Public Shareholders	Ratio
Shares				(x)
Super Maximum	29,545,455	17,192,500	12,352,955	1.5131
Maximum	25,691,700	14,950,000	10,741,700	1.3158
Midpoint	22,340,608	13,000,000	9,340,608	1.1441
Minimum	18,989,517	11,050,000	7,939,517	0.9725

Distribution of Shares
Super Maximum	100.00%	58.19%	41.81%
Maximum	100.00%	58.19%	41.81%
Midpoint	100.00%	58.19%	41.81%
Minimum	100.00%	58.19%	41.81%

Aggregate Market Value(1)
Super Maximum	$295,454,550	$171,925,000	$123,529,550
Maximum	$256,917,000	$149,500,000	$107,417,000
Midpoint	$223,406,080	$130,000,000	$93,406,080
Minimum	$189,895,170	$110,500,000	$79,395,170

(1)	Based on offering price of $10.00 per share.

Note:	Valuation and ownership ratios reflect dilutive impact of MHC assets upon completion of the Second Step Conversion.
     Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1441 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.9725 at the minimum, 1.3158 at the maximum and 1.5131 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.